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DATE : 5/14/02



umicore
materials for a better life



Annual report 2001

Annual report 2001

Contents

materials for a better life

Umicore is an international metals and materials Group. Its activities are centred on four business areas – Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 3.5 billion in 2001 and currently employs some 9,000 people.



Message to the shareholders

Resilience

Resilient is probably the best word to describe Umicore's performance during 2001. In a climate where the world economy gradually moved into recession and metal prices fell precipitously to record lows, Umicore showed an encouraging degree of resistance. Although our operating profit declined by 19% and our earnings per share before extraordinary items and inventory write-downs declined by 12%, the ability to post healthy profits in such turbulent market conditions is a positive development. It reflects our continued success in gaining market share, enhancing our product mix and improving productivity in a number of areas, thereby offsetting some of the adverse external factors.

Performance

Umicore Precious Metals performed particularly well. We now have the world's leading precious metals recycling business. We possess unique technology and are fully geared up for a market which is bound to grow under the influence of new environmental and waste disposal regulations.

The Advanced Materials business also did well, especially in view of the drastic reduction in demand in one of our most important markets – the rechargeable batteries industry. However, strong progress in the substrates and high-purity chemicals sectors and steady business in other areas more than compensated for this.

The Zinc business, bolstered by growing sales in value added products, posted impressive returns in a low price environment at a time when many competitors have been facing severe hardship. We are reorganising our operations where necessary, but we are treating the present crisis in the zinc industry as an opportunity to lay the foundations for our next period of growth.

It was only in Copper that we clearly performed below expectations. This was due to the dismal state of the European and world copper markets, and also to an unsatisfactory performance in our Pirdop smelter. Steps have been taken to address the latter issue in early 2002. As for the structural difficulty of the copper market, we believe that this will need to be addressed by further consolidation of the European copper industry. Umicore will be seeking to act as a catalyst in this process.

We are proud that three out of Umicore's four main businesses earned more than their cost of capital at a low point in the economy. It shows that our Group has significantly improved its competitive position over the last cycle.

Umicore restrained itself on the acquisition front in 2001. At a time of steadily falling valuations, we completed only a few smaller transactions. However, the acquisitions of the previous year were successfully integrated and our teams are ready to take on new challenges.

Priorities

In the following pages, before the detailed business review, we highlight our vision and some of our actions in the priority areas which our management teams have been focusing on: Results, Growth, Innovation, Image, Environment and People. The determined pursuit of our goals in these fields has been the cornerstone of the progress we made in 2001.

We are pleased to feature throughout this report some of the outstanding people that work for Umicore across the world. It is only through our people - motivated, enthusiastic and dedicated colleagues like those you will discover in the following pages - that we fulfil our mission. This mission is to create value; for our customers, for our staff, for the communities in which we operate and live, and for our shareholders.



Thomas LEYSEN
Chief Executive Officer



Karel VINCK
Executive Chairman

Key figures

(€ million)	1997	1998	1999	2000	2001
Turnover	3,889.8	3,449.0	3,180.2	3,834.7	3,511.2
Added value	703.3	534.8	566.8	657.1	641.6
EBIT	123.7	(16.7)	88.5	175.9	143.7
EBITDA	233.0	134.3	207.5	307.8	276.3
Net consolidated profit (loss), Group share	91.2	(51.2)	69.3	136.1	116.0
Net consolidated profit (loss), before extraordinary items, Group share	88.4	(38.0)	60.2	140.0	105.2
Net consolidated profit (loss), before extraordinary items and inventory write-downs, Group share	88.4	(3.5)	61.3	140.0	108.5
Net consolidated profit (loss), before extraordinary items, inventory write-downs and goodwill amortisation, Group share	97.3	6.3	69.7	152.8	117.3
Capital expenditure	190.5	143.9	80.4	111.0	178.1
Cash flow before financing	(176.8)	(77.8)	175.2	192.3	85.7
Consolidated net financial debt	424.1	515.9	334.7	184.3	261.5
Capital employed (end of period)	1,680.5	1,634.3	1,508.3	1,464.8	1,514.7
Total shares outstanding	25,612,915	25,617,515	25,617,515	25,617,515	22,600,000
Workforce at end of period (Padaeng included for 2001)	**9,779**	**8,613**	**8,065**	**7,892**	**8,987**
EPS declared	3.56	(2.00)	2.70	5.31	5.13
EPS adjusted	3.45	(1.48)	2.35	5.47	4.65
EPS adjusted before inventory write-downs	3.45	(0.14)	2.39	5.47	4.80
EPS adjusted before inventory write-downs and goodwill amortisation	3.80	0.25	2.72	5.97	5.19
Net debt / Equity (end of period)	38%	54%	32%	16%	23%
Return on capital employed	8.5%	(0.6%)	6.0%	11.7%	9.5%

Definitions have been included in the glossary p. 93

EPS



(in €)
6
5
4
3
2
1
0
-1
-2
1997 1998 1999 2000 2001

☐ EPS declared
☐ EPS adjusted before inventory write-downs

Contributions to EBIT[1]
Full year 2001



☐ Zinc **31%**
☐ Advanced Materials/Diamonds **27%**
☐ Copper **7.5%**
☐ Precious Metals **30%**
☐ Technology & Services **4.5%**

[1] Before corporate costs and inventory write-downs

Contributions to EBIT

(€ million)	1997	1998	1999	2000	2001
Advanced Materials	42.7	27.3	9.2	22.8	32.8
Synthetic Diamonds [(1)]	11.1	12.9	8.6	17.4	13.8
Copper	13.8	11.2	1.7	25.0	13.0
Precious Metals	(21.6)	(62.4)	(0.3)	30.6	50.3
Zinc	98.4	49.9	84.0	88.8	51.8
Technology & Services	0.5	0.4	2.4	10.1	7.8
Inventory Write-Downs	0.0	(34.5)	(1.1)	0.0	(4.6) [(3)]
Corporate and Other Activities	(21.2)	(21.5)	(16.0)	(18.8)	(21.2)
Total [(2)]	**123.7**	**(16.7)**	**88.5**	**175.9**	**143.7**
including Group share in operating profit of Padaeng and Megapode	10.6	4.9	15.8	25.9	22.4
[(1)] Diamant Boart included until 31 December 1998					
[(2)] Including goodwill amortisation	8.9	9.8	8.3	12.8	8.8
[(3)] Related to cobalt					

Share price evolution



200
175
150
125
100
75
(Base 30/12/99 = 100)
J F M A M J J A S O N D J F M A M J J A S O N D J F
2000
2001
2002
Umicore performance versus Bel 20
Umicore performance versus Dow Jones Non-Ferrous Metals Index



"The fact that our unit made progress again in 2001 is no coincidence. Although we were helped by high platinum group metals prices, it is primarily due to the single-minded pursuit of our operational, commercial and strategic goals."

Guy Beke, Commercial Director, Umicore Precious Metals, Hoboken, Belgium.

Results

Performance culture

The structural improvement in Umicore's results over the last few years owes much to the performance culture of the Group, which seeks to balance a strong focus on the bottom line with a commitment to sustainable development and long-term growth. In order to achieve this, the Group sets itself a series of clear and measurable growth targets, such as those outlined on page 9, as well as targets in the field of environment, health and safety (see page 17) and people satisfaction. At the same time, there is a constant focus on the key financial metrics such as EBITDA, EBIT and return on capital employed.

Capital management is key

Due to the capital-intensive nature of the industries in which it operates, Umicore's ultimate performance measure is "Economic Profit", which shows the profit earned over and above the cost of capital. At the end of 2001, Umicore has computed its weighted average cost of capital for the Group at 7.6%. During the year, despite a strong downturn in most metal prices and a world economy moving into recession, three out of Umicore's four main businesses exceeded this threshold.

Umicore's share buy-back programme is another illustration of the Group's disciplined management of capital. The decision to allocate part of its cash flow to this programme had a positive and immediate effect on returns with care being taken to ensure that the strategy did not curtail the Group's capability for growth.

Maximum empowerment and accountability

Umicore believes in a large degree of autonomy for its operational units. Each of Umicore's business groups oversees several business units, which in turn are comprised of several market-focused business lines. Each of those business lines has its own general manager who has full responsibility for the bottom line results and balance sheet items. Wherever possible, the impact of external factors, such as metal prices and currency exchange rates, is reported separately so that the intrinsic progress of each unit can be measured. Results are regularly benchmarked against those of Umicore's best-performing competitors.

The value-adding elements of the corporate structure lie mainly in the active management of Umicore's human resources, the sharing of key technologies and a common global marketing network, as well as a shared set of financial disciplines.

Performance-related remuneration

The vast majority of Umicore's 8,987 staff are holders of stock options, and many of them are shareholders as well. Currently, there are options outstanding on some 1.1 million shares.

The annual bonuses for the Group's senior and middle managers are explicitly tied to performance and development objectives set at the beginning of each year. Since 2000, part of the bonus potential for this group has included stock option grants. Umicore also encourages performance-related pay for all other personnel categories wherever possible. By pursuing such an approach, the interests of Umicore's management and staff are aligned with those of the Group's shareholders.



"Our company, Tayside Optical Technology, was taken over by Umicore in 2001. This opens up new horizons, certainly in terms of growth. Now the important thing is to organise that growth efficiently. To work on systematic progress - not hastily, but in a structured way."

Gordon Latto, Supervising Coating Engineer,
Umicore Coating Services, Dundee, United Kingdom.



Growth

Clear growth targets

Umicore set itself the following growth targets over the period 1999-2003:

> Doubling the size of the Advanced Materials business group

> Increasing the added value and recycling volumes in the Zinc business group by 50%

> Consolidating world leadership in the Precious Metals recycling business

> Realising the potential of the Copper business.

Umicore is well on its way to achieving these targets. The only exception, at this point, is the copper business where the results are not yet commensurate with the invested capital due to the extremely depressed state of the worldwide copper market.

In the coming years, Umicore will continue to further its ambitions for growth through increasing market share, new investments and acquisitions.

Growing market share

Umicore has continued to increase its share of the world market for precious-metals-bearing secondary raw materials. The Group also benefited from the withdrawal from this market of a number of less competitive players in Europe and the Americas. In Advanced Materials, although Umicore holds world market shares in excess of 30% for most of its product ranges, further gains are being recorded through superior customer relations and product development efforts. In 2001, this was especially the case in the materials for optical fibres manufacturing and in compound semiconductor substrates.

The Zinc business group continues to increase the market penetration of its speciality alloys and building products. Furthermore, it has now become the world market leader in zinc dust. The Copper business managed to increase its share of the European copper rod market despite the depressed demand in some key segments.

Investments across the globe

Umicore's current investment programmes include the de-bottlenecking of the Auby and Balen zinc plants, which will increase the Group's total refined zinc production (including Padaeng in Thailand) to in excess of 600,000 tonnes. The new copper leaching and electrowinning unit at the Hoboken facility, which will come on stream during 2003, will further enhance the competitiveness of the precious metals recycling operations. There are also a whole series of investments being made within the Advanced Materials area. These include a new germanium recycling plant and expansion of substrates production in Olen, a new facility for the production of germanium tetrachloride in the US and an expansion of the zinc powder plant in China. Finally, there is the completion of the investment programme for the Bulgarian operations, which will increase production capacity to 210,000 tonnes of copper with effect from the middle of 2002.

Systematic focus on acquisitions

Umicore continually evaluates acquisitions and consolidation opportunities identified as part of a systematic screening process across all business groups. In 2001, Umicore carried out in-depth analysis of more than 15 acquisition files. The acquisition of the Larvik group was completed in February 2001 and its integration within Umicore's zinc dust operations was achieved smoothly during the course of the year. The acquisition of cobalt, manganese and nickel assets of The Hall Chemical Company in the US and the purchase of the business and certain assets of a former partner of Umicore Building Products in Germany were also concluded in 2001. Umicore increased its stake in Vertex (France) from 40% to 100%. A number of other potential acquisitions are currently being worked on and the current environment, where many competitors are experiencing difficulties, should allow Umicore to move forward more aggressively in the coming year.


" If your job requires you to spend a lot of time travelling, the support of a solid home team is simply indispensable. At Umicore, you know that you can count on your colleagues, and that's very reassuring. "
Ling Tao, Overseas Market Development Manager, Umicore Zinc Alloying, Balen, Belgium.

2001 Group-wide Employee Satisfaction Survey



Difference versus 1998 survey (%)
People Management: Teamwork 8
People Management: Training & Development 7
Processes: Communication 5
Business Results 5
Processes: Operational 5
People Management: Creating Empowerment 4
Policy and Strategy 3
Impact on Society 3
People Management: Immediate Boss Feedback 3
Resources 2
People Satisfaction 2
Customer Satisfaction 2
Reaction to the Survey 1
Leadership 0
People Management: Reward & Recognition 0
-10 -8 -6 -4 -2 0 2 4 6 8 10
Source: ISR
Shaded difference bar denotes a statistically significant difference

of Umicore's Workforce



- Belgium **49%**
- France **16%**
- Bulgaria **14%**
- Other Europe **6%**
- North America **3%**
- Asia **11%**
- Other Countries **1%**

People

Recruiting talented people

The number of employees in the Umicore Group has increased from 7,892 to 8,987, Padaeng included for 2001.

This rise results from the inclusion in the Group of several recently acquired companies and from net new hirings to support business growth, technology development and innovation. Although the emphasis on productivity continues, it was encouraging to note Umicore's role as a net creator of high-quality jobs.

Employee satisfaction - significant improvements

With 70% of employees participating in a Group-wide satisfaction survey, we saw clear improvements in 11 out of the 15 reporting categories compared with the previous survey in 1998. Teamwork saw the most significant improvement, closely followed by training and development, communication and empowerment. This brings us closer to our stated ambition of involving people more closely in their work and workplace by communicating openly and frequently and by giving everyone a say in how their work is organized.

Innovative collective labour agreements

In Belgium and France, collective agreements were concluded with workers and employees in a spirit of partnership with the employees and with the unions. Umicore France and Umicore Med already have a tradition of performance-based incentives. In Belgium, Umicore pioneered the first collective labour agreement where a bonus component is specifically linked to return on capital employed.

In Belgium, the move to specific local agreements per site also allowed Umicore to solve several long-standing workplace issues, while at the same time removing barriers to improved productivity.

International payroll project

Payroll staff in Belgium and France worked extremely hard over the last year to redesign the payroll programs to SAP and to have them ready for the introduction of the Euro at the beginning of 2002. The SAP software provides managers with a flexible, on-line management tool for human resources as well as full integration with the other SAP modules already in operation at Umicore.

Training - more organizational flexibility and knowledge transfer

"Project Excellence" is a worldwide training drive in project management that will provide the organization with the flexibility to cope with a tremendous amount of new growth initiatives and improvement drives, while maintaining focus and standards in operational excellence.

The Building Products University was launched at the end of the year. This initiative aims to track down existing know how, translate it into a course format and transfer it to the younger generation of managers and to those who start up new international units like the ones being set up by Umicore Building Products in the US and Australia.

Total workforce [1]	31.12.2000	31.12.2001
Belgium	4,355	4,413
France	1,373	1,407
Bulgaria	1,281	1,297
Other Europe	390	497
North America	236	239
Thailand	14	764
Other Asia	174	244
Other countries	69	126
Total	**7,892**	**8,987**

[1] Includes 750-strong Padaeng Industries workforce which is not part of the consolidated Group figures but included here due to its significant position in Umicore's operations



" In a country such as Thailand, which is witnessing strong economic growth, there is a phenomenal mine of ideas to radically transform the production process. The expertise and experience supplied by Umicore in the field of material recycling give it a vital lead. "

Yutha Krainarong, Assistant Managing Director, Umicore Marketing Services, Bangkok, Thailand.

R&D Expenses


30
25
20
15
10
5
0
€ million
1998
1999
2000
2001
Umagine
Decentralised R&D Expenses
Centralised R&D Expenses

Innovation

Accelerating innovation

Within the growth strategy of Umicore, specific attention is paid to organic development based on business innovation. Most of the efforts are initiated and managed by the business units in line with the decentralized responsibilities within the Group. The central R&D function based in Olen, Belgium, supports the different business units in their technological innovation. It is recognized, however, that opportunities for growth exist outside the scope of the present businesses, but which can still be developed using the strong core competences of Umicore. To exploit this capacity and to accelerate this process, the decision was taken to launch an initiative to stimulate innovation on a Group-wide scale under the name Umagine.

Umagine

Umagine is a programme designed to stimulate and foster innovation in Umicore from the bottom up. It is strongly supported by a specific methodology and communication infrastructure. People from the different businesses of Umicore, together with outside participants, interact in ideation labs around selected themes such as recycling and nano-technology. The methodology is based on critical assessments of trends and discontinuities in markets which could lead to opportunities for Umicore. The market perspective is complemented with an analysis of customer insights regarding the selected themes. The aim is to challenge existing orthodoxies within the company. This highly interactive process generates a wealth of ideas that are checked against certain criteria in line with Umicore's strategy. Parameters such as business potential and sustainability are key in this evaluation process.

Internal website for ideas

An internal website has been created to collect additional input connected with the identified themes, along with more general input, in order to capture new ideas from within the Group. The major challenge, however, is to translate the selected ideas into valuable business plans. Specific training sessions (action labs) are organized to learn to analyze opportunities and to thoroughly test the concepts put forward. This critical phase of transition from an idea to a defined business opportunity involves the full support of senior management for the project teams including specific, innovation-related incentives.

Venture unit acts as incubator

The next step in the Umagine process is the launch of a venture, based on a business concept presented to a venture board. Umicore's venture unit was created in 1998 and has performed some highly successful investments in outside start-ups (some of which led to significant capital gains in 2000). This venture unit will nurture new ventures until they are ready to be absorbed by one of the existing business units or to provide the basis for a new business unit.

This whole set-up is not only a source for new innovative business creation. Equally significant is that enthusiastic participants benefit from high-quality training with a focus on markets and business potential.



> "Out of sight, out of mind.
> Umicore pays particular attention to highlighting its values and strategy and to profiling itself as the leader in the development of materials for a better life."

Christel Van Litsenborgh,
Name Change Project Manager, Brussels, Belgium.


This is our world


We are at the core
of the world of materials


The influence of our materials
reaches out to create a more
comfortable and exciting world


We are committed to recycling


umicore
materials for a better life

Image

A new name

On 3 September 2001, Umicore became the new name of Union Minière. The decision to abandon a name rich in tradition and prestige after almost 100 years was not taken lightly. A survey among a variety of target groups, however, confirmed that while the Union Minière name was well known, many people associated the company primarily with mining activities. This was despite the fact that mining ceased to be the principal business of the Group over thirty years ago. On the other hand, only a small minority of interviewees were fully aware of the broad scope of metal and material businesses which now form the core activity of a dynamic, global Group. Therefore, the decision was taken to launch an image campaign towards selected target audiences and at the same time to establish a new corporate identity.

Umicore

The name Umicore was chosen because its initial letters retain an association with the historic roots of the Group as "UM", whereas the second part refers to the fact that the materials developed and produced by the Group find their way to the "core" of a myriad of applications and products essential for both everyday life and technological progress. As such, it perfectly complements the strapline "Materials for a better life" which the Group had already chosen as the title for its mission statement 2 years ago.

A global exercise

The name change operation was carried out on a worldwide basis for the Group and all its main subsidiaries in the first weeks of September 2001. This entailed a major logistical operation, backed up by a well-planned communication effort in a wide variety of media and geographical locations.

Umicore's new corporate identity signifies far more than a change of name and a new image, however. As the Group continues to strive for growth in all the markets it serves around the world, the new identity will help bind the different operations together. With an increasingly diverse range of products and locations, it is essential that Umicore's operations and personnel – from Seoul to Johannesburg and from Balen to Boston – are brought together as part of a truly united team. The benefits of this approach were evident from the outset, with the new identity receiving a tremendous level of support from Umicore employees.


" In Bulgaria, pollution is a legacy of the past. Hence the particular importance of decontaminating the land, a task immediately undertaken by Umicore. The people who live around the site receive detailed information and their reactions are highly positive. "
Tsvetan Ivanov, Site Supervisor, Environmental Department, Umicore Med, Pirdop, Bulgaria.





Environment, health and safety

Umicore operates dedicated management systems for environmental, health and safety matters. These management systems are complemented by policy development (involving the setting of objectives) and a comprehensive suite of evaluation tools including auditing and reporting. All of these are set out in Umicore's annual environment, health and safety report, which is independently audited and available to the general public.

Health and safety

The number of accidents per million working hours has shown continued improvement with a reduction from 17.2 in 2000 to 15.5 in 2001. Similarly, the severity rate (number of days lost related to working hours) showed an encouraging year-on-year reduction from 0.49 to 0.47. Despite this, a fatal accident at Pirdop, Bulgaria, and another at Balen, Belgium (in January 2002), serve to highlight the need to seek constant improvements in safety matters. These tragic accidents have wiped out any satisfaction that Umicore staff might otherwise have derived from the progress in safety statistics.

The medium-term objective is to reduce the frequency and severity of accidents in the workplace to 10 and 0.2 respectively by 2005.

Long-term environmental targets set

In 2001, Umicore's Environmental Performance Indicators were measured at all its sites around the world. This enables Umicore to implement a truly global system of environmental management.

Umicore has set long-term environmental objectives for its operations. These objectives are grouped into four categories of indicators, namely: **Input** (use of raw materials); **Output** (emissions and waste); **Environmental Management** and **Societal** (society and community related). These objectives have been incorporated into the Environmental Management System and have target dates up to 2006. Progress towards these objectives and detailed results for Environmental Performance Indicators will be reported in the 2001 environment report to be published in June 2002. In an initiative that goes beyond regulatory requirements, efforts are continuing at Umicore's Belgian sites to monitor and reduce dioxin emissions.

Rehabilitation and risk assessment

The clean-up operation at the Pirdop copper plant in Bulgaria – carried out in partnership with the World Bank and on behalf of the Bulgarian Government – is nearing completion. Progress continues on the soil risk assessment programme for sites in Belgium and France, while the Viviez site has already met the requirements established by the French authorities in order to contain the risks. Umicore continues in its on-going efforts to find sustainable solutions to all historical pollution issues.

Products

Umicore carries out continuous assessment of environmental risks that might be posed by any of its products. A project has been initiated to analyze ways of further improving Umicore's commitment to product safety. Work has begun on the development of sustainable development performance indicators for Umicore's products, which will provide customers with another hallmark of excellence.



"During the open days at Umicore Olen, we exhibited both our products and their applications. The impact was enormous. The public was astonished to learn that little-known metals like cobalt play such a major role in their everyday lives."

Chris Borghs, Warehousing and Shipment Supervisor, Umicore Cobalt & Energy Products, Olen, Belgium.






Advanced Materials

Key Figures (€ million)	1997	1998	1999	2000	2001
Operating profit (loss)	42.6	27.3	9.2	22.8	32.8
EBITDA	50.8	39.9	28.1	46.7	56.8
Added value	104.7	82.8	88.6	106.6	117.7
Turnover	342.4	363.2	358.3	434.5	364.8
Average capital employed	195.4	204.7	212.1	226.9	232.6
ROCE	21.8%	13.3%	4.3%	10.0%	13.8%
Capital expenditure	39.3	33.8	11.4	27.0	33.9
Workforce at end of period	**1,179**	**1,105**	**965**	**1,034**	**1,100**

Synthetic Diamonds

	1997	1998	1999	2000	2001
Equity contribution	11.5	10.5	16.0	11.9	9.4
Operating profit (loss)	n/a	n/a	n/a	21.3	17.6
Financial income (charge)	n/a	n/a	n/a	0.6	(1.1)
Extraordinary profit (loss)	n/a	n/a	n/a	(8.1)	(6.3)
Taxes	n/a	n/a	n/a	(1.9)	(0.8)
Goodwill amortisation	(4.3)	(4.7)	(4.4)	(4.0)	(4.0)
Net contribution	7.2	5.8	11.6	8.0	5.4

The Advanced Materials business group produces high-purity metals, alloys, compounds and engineered products for a wide range of applications and is the world leader in cobalt compounds and germanium products. The business group is divided into two business units, Cobalt & Energy Products and Electro-Optic Materials, and also contains a specialist venture unit devoted to identifying and nurturing new business opportunities and projects. The Group's synthetic diamonds activities are reported alongside Umicore's Advanced Materials due to market similarities between the two operations.

A primary aim for the Advanced Materials business group is to further improve its ability to develop new products and applications with a rapid transition from the development stage to production and marketing. Advanced Materials also seeks to maximize the recycling and re-use of scarce materials. Minimizing waste and the recovery and reprocessing of used or intermediate waste products are central to the aim of developing a closed loop business model.

Sales by Business Line



- Batteries **44%**
- Engineered powders **42%**
- Ceramics and Chemicals **14%**

Geographical Breakdown of Sales



- Africa **4%**
- America **20%**
- Europe **31%**
- Japan **20%**
- Other Asia **25%**

Sales Trends of Zinc Products for Primary Batteries
(Units of metals sold in 1997 = 100)


200
150
100
50
0
1997
1998
1999
2000
2001

A successful strategy

Advanced Materials achieved a strong improvement in performance with overall operating results increasing by 44% to € 32.8 million. The business group is committed to both organic growth and acquisitions in areas that provide a sound fit with its strategic goals. The business group remains on target to achieve its stated objective of doubling its 1999 turnover by 2003.

Cobalt & Energy Products

In 2001, external economic factors provided Umicore Cobalt & Energy Products with some testing challenges, particularly in the second half of the year. Despite tougher conditions in some application sectors, most notably the downturn in the mobile phone battery market, the business remains well positioned largely as a result of its diverse range of products and applications. In the face of weaker demand and increased global supply, the cobalt price declined significantly during 2001.

Engineered powders

A particularly strong start to the year was followed by somewhat weaker demand in the second half. Umicore improved its margins and benefited from strong sales to the Chinese market. Demand in the cutting tools and hard metals industries remained resilient throughout the year despite a general slowdown in some application-related industries such as electronics, mining and automobile manufacturing. A facility producing a new range of half-micron grade powders, which are recognised for their excellent technical properties, was commissioned in Canada in February 2002, while a new cobalt powders plant came on line in China. The production of tungsten carbide nanopowders in the US was discontinued.

Batteries – rechargeable market weak

Umicore Cobalt & Energy Products retained its position as the leading supplier of cobalt and nickel compounds for the rechargeable battery market. However, the world-wide downturn in the mobile phone market impacted heavily on all direct and indirect suppliers to this sector. Although sales of cobalt oxides for lithium-ion batteries were supported by a back-log of orders in the first part of the year, the second half of 2001 saw subdued demand. There were, however, some signs of recovery towards the end of the year. In December, a new production line for cobalt oxide was successfully commissioned at the Olen plant in Belgium. The investment in lithium cobaltite production was rewarded by growing sales and was further illustrated by the success of Umicore's Korean facility, which is well positioned to take advantage of the anticipated growth in the emerging Chinese and East Asian rechargeable battery markets.

In contrast to the rechargeable sector, the market for primary batteries continued to grow throughout 2001. Umicore's sales and market share in zinc powders for the buoyant Chinese market showed strong growth during the year. Production capacity at the Shanghai plant is scheduled to double during 2002. Zinc calot sales volumes for zinc carbon batteries remained healthy despite the backdrop of unsatisfactory pricing in a declining market.

Sales Trends
of Cobalt Products
(Units of metals sold in 1997 = 100)


200
150
100
50
0
1997 1998 1999 2000 2001

Ceramics and chemicals – a broadening portfolio

Umicore Cobalt & Energy Products continued to demonstrate its commitment to broadening its product portfolio in the ceramics and chemicals markets it serves. The acquisition of industrial assets of The Hall Chemical Company, Alabama, in December 2001 provides Umicore with a platform to develop the market for cobalt, nickel and manganese solutions for the petrochemical, plating and electronics industries in the US.

The ceramic market was generally weak throughout the year, with revenues from Umicore's range of cobalt oxide products remaining at the same levels as 2000. The diversification of the nickel and cobalt-based chemicals product range increased through the year.

Outlook

The outlook for 2002 remains varied. Continued growth in the primary batteries market seems set to be accompanied by a recovery in the rechargeable sector. Engineered powders anticipate a similar performance to 2001, while the ceramics and chemicals market shows little sign of any significant improvement.

Sales Trends
of Germanium Products
(Units of metals sold in 1997 = 100)


200
150
100
50
0
1997 1998 1999 2000 2001

Electro-Optic Materials

Umicore Electro-Optic Materials continued to perform extremely well with average sales volumes increasing by 30% compared to 2000 – a sign of the growth and increasing significance of this business unit.

High-purity chemicals – increasing market share

Sales volumes of germanium tetrachloride increased by more than 50% during 2001, and remained strong throughout the year with Umicore increasing its market share. This was particularly pleasing given the disappointing state of the optical components and optical fibres markets. Umicore's new plant in North Carolina began production in February 2002 and will enable Umicore to service the important US optical fibres market and to grow market share.

Sales of germanium dioxide (primarily a catalyst for PET plastics) remained at high levels and actually increased slightly compared to 2000.

In August, a new recycling plant was commissioned at Olen. Already operating successfully, the plant offers the potential to expand not only Umicore's production capacity for treatment of its own germanium-bearing residues but also any germanium-containing residues and liquids from the optical fibres industry.

Sales by Business Line



- High-Purity Chemicals **37%**
- Optics **27%**
- Substrates **29%**
- Speciality Materials **7%**

Geographical Breakdown of Sales



- Africa/Middle East **2%**
- Asia/Australia **19%**
- Europe **41%**
- North America **38%**

Optics – a growth sector

Sales of germanium for infrared optics applications grew by some 15% in an increasingly competitive environment. Umicore continues to benefit from the growth of this sector which provides essential materials for infrared applications such as firefighting, surveillance, night vision and high-powered CO_2 lasers. During the year, Umicore increased its stake in Vertex, based in Acigne, France, from 40% to 100%. Vertex has moved from the development to the production of chalcogenide glass and now aims to identify and stimulate new commercial applications for cheaper infrared-related materials.

The finished optics business (incorporating the recently acquired Tayside and V&S Scientific) was fully integrated into Umicore Electro-Optic Materials during 2001. Production moved to an improved location at Stevenage, UK, and additional polishing capacity was added.

Substrates – stellar performance

Sales volumes for Umicore's germanium substrates used in solar cells for satellites grew by more than 50% during 2001. Umicore Electro-Optic Materials works closely with its customers in the satellite industry to develop solar cells providing more power for less weight. Umicore's germanium wafers have proved especially in demand for use in the new generation of multi-junction solar cells. The installation of additional production facilities has been approved in order to generate the capacity to meet growing demand in 2002 and beyond. During the year, Umicore signed two research contracts with ESA, the European Space Agency, worth € 5.3 million and € 2.8 million respectively, for the development of thinner wafers with an improved surface finish. Umicore is also promoting and supporting the development of germanium wafers for other uses such as terrestrial solar cells, LEDs and electronics.

Speciality materials – reduced demand

The downturn in the electronics industry affected the levels of Umicore's sales of high-purity compounds and materials. The effect on overall results was limited, however. Efforts continue in the development of new products and applications such as high-purity tellurium for thermo-electrics and high-purity cobalt for electronics.

Outlook

The outlook remains good for Umicore Electro-Optic Materials in 2002. Although the overall demand for germanium tetrachloride is unlikely to increase in 2002, Umicore expects to further improve its market share. This remains a promising market with strong prospects for future growth. The market for germanium substrates is set to remain strong, with Umicore continuing its research into new products and applications.

Venture Unit

'Incubator' approach

The venture unit has made further progress in its role as an incubator to nurture promising new advanced materials projects and start-up acquisitions. The venture unit aims to identify ideas or projects with mature business plans and seeks to bring products to market within two years. An entrepreneurial spirit is central to the activities of the venture unit.

Vertex integration

The development of the infrared optics venture with Vertex in France gathered pace during the year with Umicore increasing its shareholding in the company to 100%. New facilities have now been commissioned for the production of chalcogenide glass. The venture was fully integrated into Umicore Electro-Optic Materials in the beginning of 2002 and is now known as Umicore-IR Glass.

Metal powders

Work continues on a pilot production line for the development of metal powders for use in electronic capacitors. The plant, situated near Edmonton, Canada, will soon be ready for a scale-up to volume production.

Substrates development

The need for more advanced materials in the next generation of substrates provides an opportunity for Umicore to demonstrate its commitment to innovation. This commitment is already evident in Umicore's development of silicon carbide substrates, undertaken in conjunction with various academic institutions and with the support of ESA, the European Space Agency. Umicore is also planning to start production of indium phosphide, a high-performance semiconductor, for use in electronic and opto-electronic applications such as optical communications.

The collaboration with Silicon Genesis in the US, for the development of silicon-on-insulator applications, is moving to a commercial phase.

Sales Trends
of Synthetic Diamonds
(Units of carats sold in 1997 = 100)


200
150
100
50
0
1997 1998 1999 2000 2001

Synthetic Diamonds

Umicore, via its subsidiary Sibeka, holds a 50% stake in Megapode, the world's leading producer of synthetic diamonds. Megapode's production is marketed by De Beers Industrial Diamonds, Umicore's partner in Megapode. Also included in Megapode's product portfolio are carbide-backed polycrystalline diamonds (PCD) and polycrystalline cubic boron nitrate (PCBN) composites for cutting tools and for mining, drilling and machining applications.

2001 saw a rapid and extensive transformation of Megapode's cost base. This was necessitated by the increased volumes of cheaper and lower quality materials marketed by producers in Asia, a weaker economic climate and price reductions due to overcapacity in the industry. The cost reductions have been significant, with two major plant consolidations and rationalization or closure of other sites. The cuts were more severe than had been planned in the provision made in 2000. Megapode's production is increasingly carried out in low-cost locations, the result being a leaner and more competitive organization ready for the challenges of future market realities.

2001 was notable for weak volumes and a steep decline in prices in the synthetic diamond market. Against this backdrop, Megapode was able to increase market share and increase the volume of its shipments. However, the price erosion was greater than the volume growth and it was only as a result of the cost reduction programme that Megapode was able to post a satisfactory operating profit. The restructuring efforts meant that net earnings were reduced year-on-year.


umicore
" I have been working in the copper smelter for 17 years and the plant has grown a lot in this period. Now we are proud to be a part of a big international company - Umicore. We know that our colleagues in Olen expect quality anodes and we seek to make ours the best. "
Ivan Durchev, Senior anode furnace operator, Umicore Med, Pirdop, Bulgaria.

Copper

Key Figures					(€ million)
	1997	**1998**	**1999**	**2000**	**2001**
Operating profit (loss)	13.8	11.2	1.7	25.0	13.0
EBITDA	31.8	29.9	25.2	54.4	43.5
Added value	85.3	75.8	85.6	108.6	98.9
Turnover	787.3	712.1	791.7	1,154.5	1,036.2
Average capital employed	253.1	268.7	366.9	399.7	417.3
ROCE	5.5%	4.2%	0.5%	6.2%	2.9%
Capital expenditure	42.6	14.4	24.0	38.1	77.3
Workforce at end of period	**946**	**858**	**2,282**	**2,087**	**2,120**

Bulgarian operations consolidated as from 1 January 1999

Geographical Breakdown of Sales



- Benelux **13%**
- Germany **20%**
- France **7%**
- Italy **38%**
- Spain **6%**
- Other Europe **10%**
- Other World **6%**

A total output in excess of 500,000 tonnes of copper for a variety of applications makes Umicore Copper one of Europe's leading copper producers. Umicore's plants at Olen (Belgium) and Avellino (Italy) constitute the largest supplier of wire rod to the European market.

The operations of the Olen plant and the Pirdop plant in Bulgaria are integrated, with Pirdop providing a significant portion of Olen's feedstock in the form of anodes. Production capacity at Pirdop is set to increase to 210,000 tonnes during 2002 as the result of a major investment programme. The balance of Olen's supply comes from anodes supplied by NFI (Non-Ferrous International), blister copper from the Group's operations at Hoboken (until 2003 when the new copper leaching and electrowinning capacity comes on stream), contracts with copper raw materials suppliers from around the world, and supplies of copper scrap.

A weakening market

A backdrop of falling copper prices and generally weak market conditions world-wide overshadowed the performance of Umicore Copper during 2001. Copper prices fell to 15-year low levels while global demand fell by some 6%. Treatment and refining charges were also disappointingly low. Operating profit was impacted by a disappointing second half and was down 48% to € 13 million.


Sales of Copper Semis
600
500
400
300
200
100
0
('000 tonnes)
1997
1998
1999
2000
2001
Shapes
Contirod wire rod


Production of Copper Anodes and Refined Copper
400
350
300
250
200
150
100
50
('000 tonnes)
1998
1999
2000
2001
Refined copper
Copper anodes

Sales and production stable

The Olen refinery produced 310,000 tonnes of cathodes, while total sales of end products reached 506,000 tonnes. Despite the difficult trading conditions, with deliveries of 115,000 tonnes, Umicore Copper showed stable sales volumes for copper cakes and billets compared to 2000. Overall, sales of wire rod to the European market were lower than anticipated in 2001, with sluggish demand in most sectors, heavy destocking by customers and increased pressure on premiums, especially during the second half of the year. Deliveries for wire rod reached 391,000 tonnes in 2001, compared to 396,000 tonnes for 2000. Despite a fall in orders from enamelled wire, telecom and data cables producers, Umicore's Italian subsidiary at Avellino performed well.

Supply partnership

The supply of anodes from NFI results from Umicore's partnership with one of the leading collectors and recyclers of copper scrap in Europe. Umicore owns 19.9% of NFI and is able to benefit from the production of its Belgian smelting operation. Umicore also co-operates with NFI in the sourcing of zinc and precious metals-bearing secondary materials.

Foxrod capacity increased

In October, the new installation for the production of Umicore's oxygen-free wire rod (Foxrod®) was completed ahead of schedule and the first deliveries have already been made. Umicore now has a production capacity of 15,000 tonnes per year in this advanced copper product which contains specific properties that meet the stringent requirements of the electrical wire and electronics industries.

Pirdop – on track for 2002

The USD 150 million investment programme (to increase production capacity of copper anodes to 210,000 tonnes by summer 2002) at the Pirdop smelting and refining plant in Bulgaria made significant progress throughout the year. A temporary shutdown to implement part of the capacity increase during October lasted longer than expected. The result of this was a lower production of anodes (146,000 tonnes) than had been expected. Despite this shortfall in anode supply, the Olen plant was able to maintain its production of cathodes year-on-year. Negotiations with the Bulgarian Government concerning the amendment of the privatisation contract for Pirdop were successfully concluded in October. In view of the difficult conditions in the copper industry, the implementation period for Umicore's investment commitments has been extended to 2004, and there is no longer a requirement for Umicore to build a new refinery.

Outlook

Although copper prices recovered somewhat in the early part of 2002, the general outlook in the copper market is not good for the immediate future. Several large mining companies did announce production cuts during 2001 but the effects of these cuts have not yet made any significant difference to the overall state of the market.


JOS HOSTEAUX
" If you look at the progress our smelting furnaces have achieved in the space of just a few years, you immediately understand the importance of innovation at a company like Umicore. Improving the production process is truly an essential part of our job. "
Jos Hosteaux, [illegible] Superintendent, Copper Smelter, Umicore Precious Metals, Hoboken, Belgium.






Precious Metals

Key Figures (€ million)

	1997	1998	1999	2000	2001
Operating profit (loss)	(21.6)	(62.4)	(0.3)	30.6	50.3
EBITDA	(4.8)	(40.5)	20.8	50.9	71.4
Added value	77.2	28.7	95.9	116.7	139.7
Turnover	832.3	688.3	777.8	739.7	764.3
Average capital employed	270.2	274.7	221.0	176.5	176.0
ROCE	(8.0%)	(22.7%)	(0.1%)	17.4%	28.6%
Capital expenditure	58.8	27.3	10.4	14.6	17.9
Workforce at end of period	**1,297**	**1,245**	**1,215**	**1,226**	**1,179**

Geographical Origin of Materials in 2001
(Expressed in terms of refining charges)



- Europe **51%**
- North America **24%**
- Africa/Middle East **14%**
- Australia/Oceania **4%**
- Central and South America **4%**
- Asia **3%**

Umicore Precious Metals is the world's leading recycler of complex materials containing precious metals.

The facility at Hoboken, near Antwerp, is the cleanest and most advanced precious metals recycling and recovery operation in the world. Servicing an international client base, the facility is able to process and treat a wide range of materials ranging from the by-products of non-ferrous metal smelting to precious metal-bearing scrap from electronic and catalytic applications. Hoboken is a leading recycler of printed circuit boards and electronic components.

The business unit remains at the forefront of precious metals recovery technology and operates the world's largest silver refinery. Umicore Precious Metals is also Europe's leading refiner of palladium and rhodium.

Source of Materials in 2001
(Expressed in terms of refining charges)



- By-product in zinc and lead industry **42%**
- Electronic scrap **12%**
- Catalysts **12%**
- By-product in copper industry **10%**
- By-product in precious metal industry **10%**
- Preprocessing **7%**
- Other **5%**
- Concentrates **2%**

Another excellent year

Umicore Precious Metals continued its excellent performance with operating income of € 50.3 million recorded for 2001. Increased operational efficiency has been the main reason behind this sustained success. These improvements also enabled significant precious metals de-stocking to take place during the year, resulting in a € 12 million gain.

The business unit was also able to benefit from high platinum group metals (PGM) prices throughout the year, as well as in the longer term, by partially locking in the more favourable prices prevalent early in the year. In the third quarter, the settling of a dispute relating to a supply contract resulted in a payment to Umicore of € 2 million.

Flexible supply

Closures in the base metals industry affected the supply of precious metals-bearing residues from the lead industry during 2001. This was offset by the increased supply of higher-grade secondary raw materials. The supply of electronic scrap and spent auto and petrocatalysts showed notable growth, despite declining metal prices. Increased volumes of autocatalysts from the joint venture with Metallo Chimique and from Bowden, in the US, were particular highlights. The moves towards EU recycling legislation offer the opportunity to source increased volumes of scrap from cars and electronic equipment in the long run.

Hoboken – facility of choice

Umicore continues to market its top-class, customised precious metals refining service at its Hoboken plant. A number of refiners are taking advantage of this service which offers a highly efficient option for the recovery of precious metals from tankhouse slimes, drosses and other materials.

Progress continues to be made in the € 40 million copper leaching and electrowinning project at Hoboken which should be on stream by the first half of 2003. This facility will enable the company to further streamline and co-ordinate the operations of both Umicore Copper and Umicore Precious Metals.


Supply of Key Recycling Materials
24
20
16
12
8
4
0
('000 tonnes)
1998
1999
2000
2001
Catalysts
Electronic scrap with plastic

Outlook

The flow of by-products from non-ferrous industries is set to fall somewhat during the coming year due to the likely process of consolidation in this sector. Umicore Precious Metals is looking to further broaden its supply base to offset any possible reduction in this regard. Supplies of end-of-life materials should continue to increase. Platinum group metals prices are unlikely to reach the exceptional levels of 2001 but the contracts already concluded for part of the throughput and a high degree of flexibility place Umicore Precious Metals in a highly competitive position. The precious metals de-stocking programme is set to continue in coming years.



"Reducing costs, developing [illegible] residue-free flowsheets, [illegible] and processing as many recycled products as possible: those are the three big challenges for us in Zinc Smelting. Umicore worked successfully on all of them in 2001."

Rachid [illegible], Knowledge Manager, [illegible]
Umicore [illegible] Smelting, [illegible], Belgium.

Zinc

Key Figures					(€ million)
	1997	**1998**	**1999**	**2000**	**2001**
Operating profit (loss)	98.4	50.0	84.0	84.1	47.0
Padaeng operating profit: equity contribution	-	-	-	4.7	4.8
EBITDA	134.5	80.8	121.1	128.2	86.6
Added value	303.5	242.6	279.2	274.0	244.2
Turnover	1,033.8	828.6	841.5	971.8	817.9
Average capital employed	377.8	369.3	347.1	333.2	290.5
ROCE	26.0%	13.5%	24.2%	26.7%	17.0%
Capital expenditure	32.4	38.8	17.9	25.3	41.6
Workforce at end of period (Padaeng included in 2001)	**2,724**	**2,282**	**2,440**	**2,448**	**3,441**

Overall Zinc Production
('000 tonnes contained zinc)



700
600
500
400
300
200
100
0
1997 1998 1999 2000 2001
% Recycled 19% 21% 23% 23% 22%
Zinc oxide + dust ex secondaries
Thermal zinc Overpelt
Slabs Auby + Balen + Padaeng

The Zinc business group is a major player in the global zinc industry, being the world leader in zinc specialities, zinc recycling and zinc dust as well as being Europe's leading producer of zinc for die-casting and galvanizing. The business group is committed to being present in all applications where zinc brings added value and it also seeks a 'closed loop' for zinc products through efficient recycling and reuse of zinc metal.

During 2001, zinc prices declined significantly, averaging USD 886 per tonne – some 21% down on the levels of the previous year. This was brought about by a combination of increased zinc supply and a global economic slowdown which affected demand from end-user industries. The zinc industry in general has endured a difficult 12 months. Umicore, however, showed better than average resilience through its focus on value added zinc products. Despite this mitigating factor, the reduced earnings of € 51.8 million reflected the harsh trading conditions prevalent, especially in the second half of the year.

Sales of Zinc Products
('000 tonnes)


700
600
500
400
300
200
100
0
1997 1998 1999 2000 2001
% Added value 68% 70% 73% 78% 75%
Zinc dust + Zinc oxide
Building products
Special alloys - die-casting
Special alloys - galvanizing
Commodity zinc
Padaeng and Larvik included as from 2001

Zinc Smelting

Significant impact of low zinc price

The extensive maintenance programme carried out at Auby, France, reaped its rewards with the plant improving its production by some 8%. This more than offset a reduction in the Balen production, which was due to contamination issues at the purification stage of the leaching process. Total smelting production was up slightly on last year and the target of increasing total smelting capacity to in excess of 500,000 tonnes was achieved by the end of 2001. The full benefits of this de-bottlenecking programme should be felt from 2002. Umicore Zinc Smelting has been able to ensure supply stability through geographical diversification of its sources and the continued strategy of negotiating multi-year supply contracts. The decline in the price of zinc, however, severely affected revenues – especially in the second half of the year. A further reduction in sulphuric acid prices of some 30% affected the contribution from this revenue stream.

Environmental efforts

At the Balen plant, Umicore reached an agreement with local authorities concerning the stocking of goethite residues produced during the leaching process. The Group is working towards finding practical uses for this by-product as part of the priority goal of eliminating waste from the production process. Another aim of Umicore Zinc Smelting continues to be to increase the amount of secondary zinc in the supply feed, thereby maximising the recycling of zinc and 'closing the loop' for zinc products.

Padaeng

A strong domestic market

Padaeng Industries in Thailand performed well despite the declining zinc price. Increased sales to a healthy domestic market in Thailand were a notable highlight during 2001, although export markets, in general, remained depressed. Significant improvements to the plant and supply management systems were carried out throughout the year and will continue into 2002. The investment by Umicore also enabled the remaining portion of Padaeng's debt to be restructured, thereby reducing financing charges. During the course of the year, Umicore increased its investment in Padaeng from 44.8% to 46%. In conjunction with Padaeng, Umicore intends to further develop its presence in the South East Asia region as part of its strategy of accessing and developing markets for zinc specialities on a global scale.

Market Segmentation (Alloys)



- Die-casting **51%**
- Continuous galvanizing **19%**
- General galvanizing **28%**
- Other **2%**

Geographical Breakdown of Alloy Sales



- EU **79%**
- Americas **1%**
- Asia/Pacific **9%**
- Middle East **5%**
- Other Europe **5%**
- Other **1%**

Market Segmentation (Zinc Oxide)



- Tyres **21%**
- Ceramics **20%**
- Chemicals **16%**
- Feed grade **17%**
- Rubber **9%**
- Paints **7%**
- Other **10%**

Zinc Alloying

Resilience in a tough market

The difficult conditions faced by important customers, such as the steel industry, meant that sales of commodity zinc from Umicore's European operations decreased by 28% compared to last year. This was in contrast to increased sales volumes of speciality products to the galvanizing and die-casting sectors. However, the economic downturn also began to affect the quantities and premiums of speciality sales towards the end of the year. The advantages of being able to offer a wide range of value added products were evident during the year with Umicore Zinc Alloying displaying less sensitivity to the general market downturn.

Successful product development

2001 saw an increased market penetration of the proprietary Galveco alloy for job galvanizing of mixed qualities of construction steel. A trend observed during the course of the year was the growing preference of many clients for speciality galvanizing alloys over standard alloys.

Die-casting premiums suffer

Umicore remains the leader in the European market for die-casting alloys. Premiums in this important market, however, declined somewhat during 2001. The general die-casting market in Asia was characterised by fierce competition from local producers with excessive production and sales volumes placing heavy pressure on premiums. However, Umicore's die-casting alloys brand, Overcor, continued to prove successful in the Asian market.

Zinc Chemicals

Zinc dust – the world's leading producer

Umicore benefited from the acquisition of Larvik zinc dust operations and is now the clear world market leader in zinc dust for paints. Despite the declining zinc price through the year, Umicore retained stable premiums and remains well placed compared to its competitors. Umicore will maintain its R&D efforts to produce new and better products for a world-wide customer base.

Rationalisation in zinc oxides

The market for zinc oxides remained depressed throughout the year, largely due to oversupply. The provisional measures that were agreed in the last part of the year to counter dumping of Chinese zinc oxide in Europe – particularly in the ceramics industry – helped to redress the balance somewhat. Definitive measures were enforced in March 2002. The low zinc price continued to affect the availability and purchasing terms of raw materials and put a severe strain on the results of the thermal refining activities in Overpelt, Belgium. Umicore Zinc Chemicals closed its plant at Barking, UK, and discontinued production at Fécamp, France, during 2001 as part of an effort to rationalise production. The European zinc oxide industry remains highly fragmented and in need of general restructuring and consolidation.



"At Umicore Building Products we are all driven by a culture of continual improvement and the pursuit of excellence."

Anne Duval, Project Manager Quality & Information Systems, Umicore Building Products, Bagnolet, France.

Geographical Breakdown
of Overall Zinc Chemicals Sales



- Africa/Middle East **2%**
- Asia/Pacific **11%**
- EU **73%**
- Other Europe **5%**
- US **4%**
- Other Americas **5%**

Environmental commitment

Umicore Zinc Chemicals continued to demonstrate its commitment to the environment during 2001. Over 60% of feed now comes from secondary sources and during the year the zinc oxide plant at La Ciotat, France, received ISO 14001 certification. The business unit aims to have all plants certified to this standard by 2003 and is actively engaged with various industry bodies in a continuous effort to optimise environmental performance throughout the business unit.

Building Products

Construction slowdown

Although the results of Umicore Building Products were affected by the slowdown in the construction industries of Germany and Benelux, overall market share in Europe increased during 2001. The French market remained buoyant and promising progress was made in other countries where zinc is not yet a standard building material and also in Eastern Europe.

A growing global presence

The company's market position in Germany was reinforced with the purchase of the business and equipment of a former partner near Frankfurt. The ability to sell transformed zinc products, which are adapted to German construction standards, is a welcome advantage in this competitive market. The presence of Umicore Building Products in the United States continues to prove a success and the business unit has recently opened an office in Sydney, Australia. Umicore Building Products will continue to seek opportunities to develop the potential for zinc in a wide variety of locations.

Total Sales Zinc Building Products
(1997=100)


120
116
112
108
104
100
96
1997 1998 1999 2000 2001
Share %
of preweathered
products
11% 13% 13% 15% 17%

Commitment to quality

A general shift in customer preference to the aesthetic qualities of Umicore's preweathered products was a notable development during the year. The business unit remains active in the development of innovative products and applications in response to consumer demand in all the markets that it serves. The commitment to product and installation quality is total and Umicore specialists were involved in supervising projects in 18 countries on 5 continents during 2001. One of the most significant projects was the roofing for the prestigious Felda Auditorium in Kuala Lumpur, Malaysia.

Outlook Zinc business group

It is unlikely that the zinc market in general will witness any significant improvement during 2002. Mine closures, a reduced supply of concentrates and a degree of industry consolidation are expected to be features of the industry's recovery process from a disappointing 2001. Umicore's exposure to any possible reduction in treatment charges in 2002 would be limited to an extent by the existence of multi-year supply contracts for its smelting operations. The benefits of the de-bottlenecking process at Auby and Balen should be felt during the coming year.



"I've been working at Umicore for 35 years already, but at no time have I felt things were settling into a 'daily routine'. Time and again you are faced with new challenges and get the chance to work with new people. That's what you do it for."

Marcel Buvé, Senior Designer,
Umicore Engineering, Hoboken, Belgium



Technology & Services

Key figures (€ million)

	1997	1998	1999	2000	2001
Operating profit (loss)	0.6	0.4	2.4	10.1	7.8
EBITDA	2.2	2.7	8.9	11.8	9.6
Added value	36.2	36.5	41.7	53.6	41.2
Turnover	604.2	597.2	383.2	526.5	527.9
Average capital employed	91.2	106.5	109.1	121.9	145.0
ROCE	0.7%	0.4%	2.2%	8.3%	5.4%
Capital expenditure	2.1	2.5	3.7	1.9	1.5
Workforce at end of period	**501**	**521**	**529**	**464**	**492**

Umicore Engineering

Internal focus

Umicore Engineering continued to shift its focus towards providing support for Umicore's internal operations and projects. Given the Group's growth strategy, the services of Umicore Engineering are being harnessed more effectively to complement and sustain this expansion. While the contribution from external projects – most of which are nearing completion – was satisfactory during 2001, future technology transfers to third parties will be limited to those with a direct strategic fit with the Group's objectives.

Project management

Umicore Engineering's expertise in project management continues to make a significant contribution to the Group's success. Involvement from the conceptual stage all the way through to completion and evaluation enables maximum value and efficiency to be obtained from each project. As the Group seeks to increase external investments and acquisitions, Umicore Engineering is able to use its significant international experience in providing advice and carrying out technical audits as part of any acquisition or joint venture process.

Recycling success

Nesa, a product line of Umicore Engineering, enjoyed a successful year. Nesa is involved in the manufacture of incinerators for industrial use. Amongst the applications for this technology are the production of zeolithes in Germany and the reclamation of aluminium (along with energy co-generation) from consumer goods packaging.

Umicore Marketing Services

A dual name

Sogem, the international commercial network of the Umicore Group was renamed Umicore Marketing Services in September 2001. The third-party activities continue to be operated under the Sogem name.

Umicore Marketing Services operates one of the world's leading marketing and trading networks for metals and related products. Approximately 50% of Umicore Marketing Services' revenues during 2001 related to the marketing of non-Umicore products.

Umicore Marketing Services has a truly global presence, with 32 offices around the world and some 330 specialists currently serving over 6,000 active clients. International Expert Teams focus on the needs of customers in specific industrial segments. The network structure enables Umicore Marketing Services to offer an international service combined with an essential level of adaptability to local requirements.

Reduced results in raw materials trading

Umicore Marketing Services' results for 2001 were down on what was a particularly strong performance in 2000. This was primarily due to the slowdown in raw materials trading. The sales network of Umicore Marketing Services continued to perform well, however, with sales to the Chinese market a highlight during the year. The network is set to benefit from Umicore's acquisitions, primarily Larvik and Padaeng, as well as from the Group's organic expansion such as the new lithium cobaltite plant in Korea.

Outlook

Focus for 2002 will be to further expand the network of Umicore Marketing Services, while maintaining costs at current levels. Although trading opportunities for raw materials will continue to be affected by the slowdown in several related sectors, the growth of the agency activities will continue to prove beneficial in the coming year.



" Increasing your visibility is one thing, but you also need to have something real to offer to the investor. Umicore's strength is having an image that is based on concrete facts and performance. That's why it's so important to have open and honest communication, without making exaggerated promises to the financial markets.
It's a matter of credibility. "

Isabelle Michotte, Investor Relations Manager,
Brussels, Belgium.

Investor relations

In 2001, Umicore's share price increased by approximately 11%, from € 40 to € 44.25, outperforming the Bel 20 Index by 20%, the Next 150 by 40% and the Dow Jones Non-Ferrous Index by 44%. Including the dividend payment made in 2001, total shareholder return for the year reached approximately 14%.

Shareholder base

Société Générale de Belgique, a Suez subsidiary, currently holds 6,458,570 shares (28.6% of the share capital as of 31 December 2001). The majority of the holding of Société Générale de Belgique (25.2% of the share capital) exists in the form of bonds issued by Suez in December 2000. These bonds are exchangeable for Umicore shares and have a four-year term. Société Générale de Belgique has granted options on the balance of the holding (representing 3.4% of the share capital) to members of Umicore's senior management.

Assuming that all options to exchange bonds for shares and all management options are exercised, Société Générale de Belgique will have sold its entire investment in Umicore.

A review of Umicore's shareholder base was carried out in 2001. The results of this survey confirmed that besides several significant Belgian shareholders, the proportion of institutional shareholders in the US and other European countries is increasing.

Share buy-back

During the year the company repurchased approximately two million of its own shares. At the Extraordinary General Meeting of Shareholders of 21 December 2001, a motion was passed approving the cancellation of 5.83% of the shares (1,400,000 shares), bringing the total number of shares down to 22,600,000. This was further to a similar motion passed in March 2001, which resulted in the cancellation of 1,617,515 shares. As of 31 December 2001, Umicore owned 4.07% of its own shares (920,178 shares).

Stock option plans

There are options outstanding equivalent to approximately 1.1 million shares in the framework of the Group's stock option plans. It is the intention that Umicore shares held by the company will be allocated when the options are exercised, and no new shares will be created to avoid or limit the potential capital dilution of about 5%.

Dividend policy

Umicore policy aims at payment of a stable or gradually increasing annual dividend.

Financial communication

Umicore is committed to seeking continual improvements in its communications with investors and the financial markets. In addition to the annual and half-year reports (published in April and September respectively) the Group provides quarterly updates in May and November. Other initiatives in support of Umicore's financial communications objectives include an Investor Relations section on the Group web site, an extensive programme of road shows to meet with the financial community and daily briefings and one-on-one meetings with analysts and investors.

Institutions which have carried out equity research on Umicore during 2001 include (in alphabetical order)

International	Belgium
ABN Amro	Bank Degroof
BNP Paribas	Cordius
Canaccord Capital	Dewaay
Deutsche Bank	Fortis
HSBC	KBC Securities
ING Barings	Petercam
Merrill Lynch	Puilaetco
Royal Bank of Canada	SG Bank De Maertelaere
Société Générale	
UBS Warburg	

Data per share

(in €)	1997	1998	1999	2000	2001
Equity, Group share	39.91	36.19	38.63	42.95	47.50
Net consolidated profit (loss), Group share (EPS declared)	3.56	(2.00)	2.70	5.31	5.13
Net consolidated profit (loss) before extraordinary items and inventory write-downs, Group share (EPS adjusted before inventory write-downs)	3.45	(0.14)	2.39	5.47	4.80
Added value	27.46	20.88	22.13	25.65	28.39
Cash flow before financing	(6.90)	(3.04)	6.84	7.51	3.79
Gross dividend	1.09	1.09	1.25	1.40	1.40
Net dividend	0.82	0.82	0.94	1.05	1.05
Net dividend per share presented with VVPR strip	0.93	0.93	1.06	1.19	1.19
Share price					
high	94.08	70.65	46.50	42.00	50.40
low	52.06	29.00	26.30	29.85	37.00
close	63.71	32.42	38.60	40.00	44.25
average	70.28	53.35	35.97	37.94	43.97
PER	**17.9**	**ns**	**14.3**	**7.5**	**8.6**
Total number of shares	**25,612,915**	**25,617,515**	**25,617,515**	**25,617,515**	**22,600,000**
Market capitalisation (EUR million)	**1,632**	**831**	**989**	**1,025**	**1,000**

Price of the Umicore Share


EUR
50
40
30
20
Bel 20
3500
3000
2500
2000
61
69
77
26
36
27
37
24
45
23
80
68
33
82
60
44
79
63
43
28
71
36
54
32
34
39
J F M A M J J A S O N D J F M A M J J A S O N D J F
2000
2001
2002
Share price on Brussels Bourse (weekly average)
Bel 20 Index (weekly average)
Daily transaction volumes(monthly average), expressed in thousands

	1997	1998	1999	2000	2001
Capital at 31.12 (amounts in thousand)	**BEF**	**BEF**	**BEF**	**BEF**	**€**
Issued capital	15,000,000	15,526,451	15,529,240	15,529,240	500,000
Stock option plans	13,094	2,789	-	-	-
Exchange offer for Sibeka	513,357	-	-	-	-
Total	15,526,451	15,529,240	15,529,240	15,529,240	500,000
Number of shares at 31.12					
Categories of shares					
Ordinary shares	23,427,752	23,432,352	25,617,515	25,617,515	22,600,000
VVPR shares	2,185,163	2,185,163	- [1]	-	-
Total	25,612,915	25,617,515	25,617,515	25,617,515	22,600,000 [2]
Type of shares					
Registered shares	4,861,369	4,995,368	4,995,310	4,810,969	3,887
Bearer shares	20,751,546	20,622,147	20,622,205	20,806,546	22,596,113
Total	25,612,915	25,617,515	25,617,515	25,617,515	22,600,000
Shareholder base at 31.12 (%)					
SGB group	25.26	25.25	25.25	25.25	28.62
Templeton Worldwide Inc.	7.4	7.40	n.a.	n.a.	n.a.
Other shareholders .	67.34	67.35	73.81	66.75	67.31
Umicore	-	-	0.94	8.00	4.07
Total	100.00	100.00	100.00	100.00	100.00

[1] The VVPR shares were stripped on 26 March 1999, with coupon No. 5 from VVPR shares entitling holders to a sheet of strips and coupon No. 5 from ordinary shares being cancelled

[2] During the 2001 financial year, the extraordinary general meetings held on 30 March and 21 December decided to cancel 1,617,515 shares and 1,400,000 shares respectively

Main products and applications

ADVANCED MATERIALS

Product	Applications
Batteries	
› Zinc powder	Alkaline batteries
› Cobalt oxides and powders › Nickel hydroxide › *Lithium cobaltite* › Cobalt chemicals	Rechargeable batteries for mobile phones, laptops, tools, etc
Ceramics and Chemicals	
› Cobalt oxide and chemicals › Nickel oxide and chemicals › Manganese chemicals	Ceramic applications, chemical catalysts, paint drying, tyres, electroplating
Engineered Powders	
› Cobalt powders	Diamond and hard metal tools
High-Purity Chemicals	
› Germanium tetrachloride	Internal coatings for fibre optic cables
› Germanium dioxide	Catalyst for PET plastics
Optics	
› Germanium	Infrared lenses
› Zinc selenide	Infrared applications and lasers
› Chalcogenide glass	Lower cost infrared applications (night vision in cars)
› Optical components	Lenses, beam-splitters, scanner optics
Substrates	
› Germanium wafers	Satellite solar cells, laser diodes
Speciality Materials	
› Indium, selenium, tellurium & thallium products	Various including batteries, alloys, infrared optics
Synthetic Diamond	
› Synthetic diamond and polycrystalline products	Tools eg. saws, drills, grinders

COPPER

Product	Applications
› Wire rod	Copper wires, power cables, telephone cables, flexible power cords, motor windings, overhead conductors for high-speed trains, robotics, magnetron, etc.
› Cakes	Roofing materials, gutters and rainpipes, electronic connectors, power transistors, cable shielding, copper foils, etc.
› Billets	Sanitary tubes, industrial tubes, air conditioners, special profiles, bearings, etc.

PRECIOUS METALS

Product	Applications
› Gold	Jewellery, electronics, coins
› Silver	Jewellery, photography, catalysts, mirrors, coins, dentistry, electronics
› Platinum Group Metals	Car catalysts, chemical applications, glass, electronics, dentistry, jewellery

ZINC

Product	Applications
Zinc Smelting / Zinc Alloying	
› Speciality alloys	Special alloys for continuous galvanizing of sheets and wire and shop galvanizing of manufactured parts
› Die-casting alloys	Alloys for injection of parts for cars, locks, electronic/electric components
› Commodity products	Special High Grade zinc (for various applications) and basic alloys (for galvanizing)
Zinc Chemicals	
› Zinc oxide	Rubber (general rubber goods, tyres), ceramics, glass, chemicals, pharmaceuticals, cosmetics, electronics, paints, lubricants, animal feed
› Zinc dust	Coatings (anticorrosive paints, mechanical plating), chemicals (reducing agent, catalyst, organic synthesis), metallurgy (zinc purification, recovery of precious metals), batteries
Building Products	Zinc (and lead) sheets, manufactured products and building systems for roofing and façade applications, rainwater systems, flashings and ornaments

The above list is not exhaustive but highlights Umicore's key products and some of their more important applications. Umicore also produces a range of by-products during the manufacturing processes in each business area. Some of these, such as lead and sulphuric acid, are important components of Umicore's business. For more information on Umicore's full range of products please visit www.umicore.com

Some industry terms & definitions

Blister	98% pure copper – product of smelting and converting of concentrates
Cathode	Metal deposited as result of electrolytic refining. Cathodes are the final result of the refining process for zinc and copper and are of a purity level of over 99.99%
Concentrates	Product of concentration of valuable metals contained in ore and used as input material for smelting or leaching
Copper anode	Copper anodes are typically 99% pure and are used as positive element in electrolytic refining
Leaching and electrowinning	Electrolytic refining process using chemical solution and electric charge to refine copper/zinc to highest purity
PET plastics	Plastics with a high resistance to heat. Often used in photography and for heat-resistant containers
PGMs	Platinum Group Metals – platinum, palladium, rhodium, iridium, ruthenium, (osmium is also a PGM but is not part of Umicore's flow sheet)
Semis	Collective name for "semi finished" copper products such as rod, cakes and billets
Slimes and drosses	By-products of the refining process of copper and other metals
Substrates	Layer on which an organic material is deposited. Often called "wafers". Umicore's germanium substrates are primarily used as a core material in the production of solar cells
Treatment and refining charges	Known as TC/RCs. They are the fee paid by a miner to a smelter/refiner to process concentrates into refined metal



"You can just feel the dynamism of a young management team every day. The fact that you matter as an individual in a company as big as Umicore is already something exceptional. But you also really get the feeling that your opinion counts, that you are being listened to."

Anne Verleysen, Consolidation and Reporting Manager, Brussels, Belgium.

Umicore Group 2001 financial statements

Introduction

The consolidated accounts are published in accordance with the provisions of the Royal Decree of 25 November 1991, which governs holding companies' accounts. The accounts are stated in thousands. In view of the industrial nature of the Group, the income statement is analysed according to the type of results, in line with the plan set out in the Royal Decree of 6 March 1990 on companies' consolidated accounts.

As was the case in previous years, the consolidated accounts of Umicore have been drawn up using accounting standards - described in section VI.a. of the Notes to the Consolidated Accounts - which are based to a large extent on European and international rules and which are common to the whole Group.

It should be noted that the accounts of companies included in the scope of consolidation have been restated to make them uniform and consistent with the principles mentioned above.

Contents

Consolidated income statement

			(€ thousand)
		2001	2000
I. Operating income		**3,636,355**	**3,904,608**
A. Turnover		3,511,173	3,834,732
B. Increase (decrease) in inventories of work in process, finished goods, and contracts in progress		79,518	22,149
C. Fixed assets - own construction		4,965	2,541
D. Other operating income		40,699	45,186
II. Operating charges		**3,515,095**	**3,754,644**
A. Raw materials and consumables		2,690,623	2,929,993
1. Purchases		2,702,486	2,997,851
2. (Increase) decrease in inventories		(11,863)	(67,858)
B. Services and other goods		290,854	256,805
C. Remuneration, social security charges and pensions		397,106	377,630
D. Depreciation and amortisation of		118,976	122,174
› formation expenses and intangible and tangible assets		110,226	109,363
› consolidation differences		8,750	12,811
E. Increase (decrease) in write-downs on inventories, contracts in progress and trade receivables		4,254	7,352
F. Provisions for liabilities and charges: charged (amounts applied/released)		(22,080)	7,391
G. Other operating charges		35,362	53,299
III. Operating profit	[1]	**121,260**	**149,964**
IV. Financial income		**121,716**	**63,137**
A. Income from financial fixed assets		9,126	7,330
B. Income from current assets		6,342	10,829
C. Other financial income		106,248	44,978
V. Financial charges		**139,668**	**78,382**
A. Interest and other debt charges		27,223	31,173
B. Write-downs on current assets		2,822	438
C. Other financial charges		109,623	46,771
Net financial income (charge)	[2]	**(17,952)**	**(15,245)**
VI. Current profit (loss)		**103,308**	**134,719**

(€ thousand)

		2001	2000
VII. Extraordinary income		**78,097**	**39,900**
A. Write-backs on intangible and tangible fixed assets and consolidation differences		-	82
B. Write-backs on financial fixed assets		785	244
C. Write-backs of provisions for extraordinary liabilities and charges		2,156	433
D. Gain on disposal of fixed assets		73,153	34,473
E. Other extraordinary income		2,003	4,668
VIII. Extraordinary charges		**48,407**	**36,215**
A. Extraordinary depreciation and amortisation of		13,182	3,686
› intangible and tangible assets		12,948	440
› consolidation differences		234	3,246
B. Write-downs on financial fixed assets		767	6,171
C. Provisions for extraordinary liabilities and charges: amounts charged (amounts applied)		14,029	12,035
D. Loss on disposal of fixed assets		168	126
E. Other extraordinary charges		20,261	14,197
Extraordinary profit (loss)	[3]	**29,690**	**3,685**
IX. Profit (loss) for the year before taxes		**132,998**	**138,404**
X. Income taxes	[4]	**10,416**	**10,338**
XI. Profit (loss) of consolidated companies		**122,582**	**128,066**
XII. Group share in profit (loss) of companies included by the equity method	[5]	**12,907**	**13,463**
Profit		12,907	13,463
Loss		-	-
XIII. Consolidated profit (loss)		**135,489**	**141,529**
XIV. Minority share in consolidated profit (loss)		**19,478**	**5,412**
XV. Group share in consolidated profit (loss)	[6]	**116,011**	**136,117**

APPROPRIATION ACCOUNT

	2001	2000
Appropriation of Group share		
Transfer from (to) reserves	(85,624)	(104,064)
Remuneration of shareholders[1]	(30,387)	(32,053)
Appropriation of minority share		
Transfer from (to) reserves	(19,478)	(3,022)
Remuneration of minority shareholders	-	(2,390)

[1] See comment p. 91

Consolidated balance sheet after appropriation at 31 December

ASSETS		(€ thousand)	
		2001	2000
FIXED ASSETS		**1,093,254**	**1,059,354**
II. Intangible assets	[7]	**10,467**	**9,742**
III. Consolidation differences	[8]	**93,997**	**84,359**
IV. Tangible assets	[9]	**773,790**	**700,119**
A. Land and buildings		204,669	201,151
B. Plant, machinery and equipment		390,394	397,611
C. Furniture and vehicles		23,714	22,235
D. Leasing and similar rights		13,146	13,758
E. Other tangible assets		5,271	2,327
F. Construction in progress and advance payments		136,596	63,037
V. Financial assets	[10]	**215,000**	**265,134**
Investments included by the equity method		143,037	131,426
Unconsolidated investments		21,211	84,802
Amounts receivable		50,752	48,906
CURRENT ASSETS		**1,449,195**	**1,452,782**
VI. Amounts receivable after one year		**1,079**	**1,200**
A. Trade receivables		-	-
B. Other amounts receivable		1,079	1,200
VII. Inventories and contracts in progress	[11]	**827,952**	**728,978**
A. Inventories		770,570	682,565
B. Contracts in progress		57,382	46,413
VIII. Amounts receivable within one year	[12]	**375,391**	**358,967**
A. Trade receivables		288,693	256,971
B. Other amounts receivable		86,698	101,996
IX. Invested cash	[13]	**70,264**	**161,709**
A. Own shares		30,736	72,899
B. Other investments and deposits		39,528	88,810
X. Cash at bank and in hand	[14]	**68,596**	**61,289**
XI. Deferred charges and accrued income	[15]	**105,913**	**140,639**
TOTAL ASSETS		**2,542,449**	**2,512,136**

LIABILITIES AND SHAREHOLDERS' EQUITY

(€ thousand)

	Note	2001	2000
TOTAL SHAREHOLDERS' EQUITY		**1,141,747**	**1,150,876**
GROUP SHAREHOLDERS' EQUITY	[16]	**1,073,459**	**1,101,269**
I. Capital		**500,000**	**384,960**
II. Share premiums		**11,139**	**126,179**
IV. Reserves		**537,187**	**577,656**
V. Consolidation differences		**963**	**1,083**
VI. Translation adjustments		**24,170**	**11,391**
MINORITY INTERESTS			
VIII. Minority interests	[17]	**68,288**	**49,607**
PROVISIONS AND DEFERRED TAXES	[18]	**270,673**	**282,479**
IX. A. Provisions for liabilities and charges		**252,325**	**263,456**
1. Pensions and similar obligations		111,852	131,091
2. Taxes		552	542
3. Major repairs and maintenance		17,161	16,131
4. Other liabilities and charges		122,760	115,692
B. Deferred taxes		**18,348**	**19,023**
CREDITORS		**1,130,029**	**1,078,781**
X. Amounts payable after one year	[19]	**153,841**	**206,578**
A. Financial debts		146,106	198,734
B. Trade debts		74	288
D. Other amounts payable		7,661	7,556
XI. Amounts payable within one year	[20]	**814,210**	**705,881**
A. Current portion of amounts payable after one year		56,876	62,214
B. Financial debts		197,349	146,319
C. Trade debts		280,709	300,462
D. Advances received on contracts		66,258	50,259
E. Taxes, remuneration and social security		91,678	97,258
F. Other amounts payable	[21]	121,340	49,369
XII. Accrued charges and deferred income	[22]	**161,978**	**166,322**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**2,542,449**	**2,512,136**

Consolidated income statement: comments and notes

[1] Operating results

The operating profit stands at EUR 121.3 million, representing a decline of EUR 28.7 million.

The analysis of the contributions made by the various operations to the Group's profit (loss) is as follows :

			€ million
Operations	2001	2000	Change
Advanced Materials	32.8	22.8	10.0
Copper	13.0	25.0	-12.0
Precious Metals	50.3	30.6	19.7
Zinc	50.7	85.8	-35.1
Technology & Services	7.8	10.1	-2.3
Diamonds	5.4	8.0	-2.6
Write-downs on inventories	-4.6	-	-4.6
Corporate and other activities	(21.2)	(18.8)	-2.4
	134.2	163.5	-29.3
of which profit shown by companies included by the equity method	12.9	13.5	-0.6
	121.3	150.0	-28.7

The operating results posted by these operations are detailed in the preceding report.

Note : XIV. INCOME STATEMENT

(€ thousand)

A. Analysis of turnover	2001	2000
By activities:		
› Advanced Materials	364,774	434,483
› Copper	1,036,198	1,154,484
› Precious Metals	764,303	739,665
› Zinc	817,941	971,817
› Technology & Services	527,902	526,476
› Other	55	7,809
Total	**3,511,173**	**3,834,734**
By geographical areas of production:		
› Belgium	2,271,594	2,492,791
› France	334,958	403,298
› Germany	216,066	265,139
› Other European countries	394,436	399,740
› America	160,100	128,666
› Asia	123,193	145,096
› Africa - Oceania	10,826	4
Total	**3,511,173**	**3,834,734**

B. Average number of persons employed

1. Analysis by categories	Consolidated companies	
	2001	2000
› Hourly-paid employees	3,958	3,852
› Monthly-paid employees	3,220	3,144
› Managerial staff	834	742
› Executives	52	51
Total	**8,064**	**7,789**

2. Analysis by geographical areas	Consolidated companies				
	Hourly-paid	Monthly-paid	Managerial staff	Executives	Total
Belgium	2,776	1,142	469	7	4,394
France	792	434	162	2	1,390
Other European countries	140	1,445	108	24	1,717
America	84	97	49	9	239
Africa	44	9	6	-	59
Oceania	38	8	5	-	51
Asia	84	85	35	10	214
Total	**3,958**	**3,220**	**834**	**52**	**8,064**

3. Analysis of remuneration, social security charges and pensions	(€ thousand)	
	2001	2000
Personnel charges	368,572	361,795
Pensions and similar obligations	28,534	15,845
Total	**397,106**	**377,640**

[2] Financial results

The year closed with a net financial charge of EUR 17.9 million against EUR 15.2 million in 2000. The EUR 2.7 million decline reflects a EUR 58.6 million increase in financial income, which was offset by a EUR 61.3 million increase in financial charges.

The Group's consolidated **financial income** increased by EUR 58.6 million. This increase mainly reflects the EUR 61.3 million increase in "Other financial income", which was mainly generated by the combined impact of exchange differences and translation adjustments (EUR 63.2 million), which was partly offset by the EUR 4.5 million decrease in income from current assets.

The Group's consolidated **financial charges** increased by EUR 61.3 million.

This increase reflects:

› the decrease in "Debt charges" on debts contracted by the Group (EUR -4.0 million)

› the increase in "Write-downs on current assets" (EUR 2.4 million)

and also :

› the increase in "Other financial charges" (EUR 62.9 million).

"Other financial charges" mainly consist of exchange differences and translation adjustments (EUR 67.1 million).

The net loss on exchange stands at EUR 5.3 million against a loss of EUR 1.3 million in 2000.

Debt charges decreased despite the net increase in the Group's debts owing to the Group obtaining more favourable interest rates on its loans.

[3] Extraordinary results

The year closed with an extraordinary profit of EUR 29.7 million against EUR 3.7 million in 2000, i.e. an improvement of EUR 26 million.

This increase in the extraordinary profit reflects the EUR 38.2 million increase in extraordinary income, less the EUR 12.2 million increase in extraordinary charges.

The Group's **extraordinary income** stands at EUR 78.1 million and mainly comprises the following item:

	€ million
› capital gains realised on fixed assets (EUR 73.2 million) of which :	
- sales of participating interests (De Beers/Anglo American)	69.7
- others	3.5

The Group's **extraordinary charges** stand at EUR 48.4 million and mainly comprise the following items:

› extraordinary depreciation and amortisation (EUR 13.2 million) of which :	
- on tangible fixed assets	13.0
- on consolidation differences	0.2
› amounts written down on financial fixed assets (EUR 0.7 million)	
› provisions for extraordinary liabilities and charges net of amounts applied (EUR 14.0 million) of which :	
- net provision for pensions and early retirement benefits	-6.8
- provision for miscellaneous liabilities and litigation	7.2
- provision for the environment	13.6
› capital losses realised on fixed assets (EUR 0.2 million)	
› other extraordinary charges (EUR 20.3 million)	

Note : XIV. INCOME STATEMENT

C. Other extraordinary charges	(€ million)
Reorganisation costs (covered by provisions)	9.6
Charges related to litigation	5.7
Maribel (supplement)	2.6
Miscellaneous	2.4
Total	**20.3**

[4] Income taxes

Taxes for the financial year stand at EUR 10.4 million against EUR 10.3 million in 2000. The following companies and sub-groups mainly account for the above taxes:

	€ million
› Umicore France and other French subsidiaries	1.87
› Umicore Marketing Services-Sogem group	1.26
› Umicore Med, Bulgaria	-2.58
› Umicore USA	-0.08
› Umicore Italia	1.13
› Umicore (parent company)	6.02
› Umicore (other Belgian subsidiaries)	0.33
› Umicore Finance Nederland and other Dutch subsidiaries	0.62
› other subsidiaries	1.84

Note : XIV. INCOME STATEMENT

D. Reconciliation of theoretical and effective tax charges	(€ thousand)
Theoretical tax charge:	53,425
› Dividends from non-consolidated companies (income already taxed)	(2,440)
› Untaxed fraction of capital gains	(28,526)
› Use of deferred tax assets from previous financial years and recoverable tax losses	(4,999)
› Impact of the financial year's loss	3,739
› Tax rate differences due to foreign tax rates	(2,542)
› Items taxed on other bases	(11,176)
› Sundry deductions and reinstatements	2,935
Effective tax charge as per income statement	10,416

[5] Share in the profit of companies included by the equity method

The Sibeka group (EUR 9.4 million) accounts for the greater part of the profit realised by Group companies which are included by the equity method.
The EUR 12.91 million profit booked in 2001 is lower than the equivalent profit for 2000 (EUR 13.46 million) owing to the reduction in the Megapode group's contribution as a result of constant pressure on prices and the costs entailed by restructuring production units. Refocusing certain operations in South Africa involved closing production sites, incurring costs and the amortisation of the relevant goodwill (EUR 17 million). These extraordinary charges were partly offset by reversals of excess provisions for pensions (EUR 10.5 million).

The profit of the Thai company, Padaeng Industry, which was included by the equity method with effect from 1 July 2000, was consolidated for the first time, bringing in EUR 3.7 million.

Analysis of the profit of companies included by the equity method:

		€ million
	2001	2000
Operating profit	22.4	25.9
Financial loss	(2.1)	(2.4)
Extraordinary loss	(6.3)	(8.1)
Taxes	(1.0)	(1.9)
	12.9	13.5

[6] Consolidated results

The fully consolidated companies posted a **profit for the year** of EUR 122.6 million (EUR 128.1 million in 2000), i.e. a decline of EUR 5.5 million.

The profit shown by companies included by the equity method, which stands at EUR 12.9 million against EUR 13.5 million in 2000, i.e. a decrease of EUR 0.6 million, should be added to the above profit.

The EUR 9.4 million profit shown by the Sibeka group's synthetic diamond operations and the EUR 3.7 million profit posted by Padaeng Industry account for the greater part of the profit generated by the companies included by the equity method.

The analysis of the **consolidated profit** is as follows:

€ million

	2001	2000
Consolidated companies' profit	122.6	128.0
Share in profit of companies included by the equity method	12.9	13.5
	135.5	141.5
Minority share in profit	-19.5	-5.4
Group share in profit	116.0	136.1

Consolidated balance sheet: comments and notes

[7] Intangible fixed assets (+725)

Intangible fixed assets increased owing to acquisitions and own production (EUR 4.7 million) exceeding the amortisation booked for the year (EUR 3.8 million).

Investments during the year included the acquisition of licences and software.

The SAP projects booked to assets over the period 1995 to 1998 have been amortised in full.

Note : VIII. STATEMENT OF INTANGIBLE FIXED ASSETS (€ thousand)

	Concessions, patents, licences, goodwill	Software	Other tangible assets	Total
a) Acquisition value				
At the end of the preceding financial year	16,189	26,498	889	43,576
Movements				
› change in scope of consolidation	-	2	-	2
› acquisitions	701	1,272	1,541	3,514
› own construction	-	-	1,158	1,158
› disposals	-	(4)	-	(4)
› retirals	-	(211)	(119)	(330)
› transfers	-	257	(219)	38
› translation adjustments	2	19	-	21
› sub-total movements	703	1,335	2,361	4,399
At the end of the financial year	16,892	27,833	3,250	47,975
b) Amortisation and write-downs				
At the end of the preceding financial year	10,094	23,434	306	33,834
Movements				
› change in scope of consolidation	-	2	-	2
› amounts charged	1,371	2,235	233	3,839
› disposals	-	(4)	-	(4)
› cancellations	-	(211)	-	(211)
› transfers	-	38	-	38
› translation adjustments	1	9	-	10
› sub-total movements	1,372	2,069	233	3,674
At the end of the financial year	11,466	25,503	539	37,508
c) Net book value				
At the end of the preceding financial year	6,095	3,064	583	9,742
At the end of the financial year	5,426	2,330	2,711	10,467

[8] Consolidation differences (+9,638)

The increase in consolidation differences carried under assets can be broken down as follows:

	€ million
› change in the scope of consolidation	
- Larvik group	11.9
- Optics group	5.7
- Umicore-IR Glass	0.8
- Galva 45	0.2
	18.6
› amortisation booked for the financial year	
- operating charges	-8.8
- extraordinary charges	-0.2
	-9.0
	9.6

Note : XII. STATEMENT OF CONSOLIDATION DIFFERENCES (€ thousand)

Net book value	Positive differences	Negative differences
At the end of the preceding financial year	84,359	1,083
Movements		
› change in scope of consolidation	18,727	-
› ordinary amortisation charges	(8,871)	(120)
› extraordinary amortisation charges	(234)	-
› other movements	16	-
› sub-total movements	9,638	(120)
At the end of the financial year	93,997	963

[9] Tangible fixed assets (+73,671)

Tangible fixed assets increased due to the on-going investment programme, particularly at Umicore Med, Bulgaria (EUR 65.08 million).

Industrial investments, including own production, totalled EUR 175 million of which EUR 67.52 million at n.v. Umicore s.a., Belgium, EUR 21.65 million at Umicore France, EUR 65.08 million at Umicore Med, Bulgaria, EUR 4.51 million at Umicore Canada and EUR 2.15 million at Umicore Korea.

An amount of EUR 107 million was booked to cover ordinary depreciation and EUR 12 million to cover extraordinary depreciation.

Changes in the scope of consolidation had a net impact of EUR 11.2 million.

Note : IX. STATEMENT OF TANGIBLE FIXED ASSETS

(€ thousand)

	Land and buildings	Plant, machinery and equipment	Furniture and vehicles	Leasing and similar rights	Other tangible assets	Construction in progress and advance payments
a) Acquisition value						
At the end of the preceding financial year	407,683	1,256,990	88,741	19,231	140,081	63,037
Movements						
› change in scope of consolidation	6,190	11,066	1,310	351	256	728
› acquisitions	5,841	24,238	8,380	75	665	133,788
› own construction	59	1,321	381	-	-	835
› disposals	(823)	(1,347)	(3,220)	(80)	(619)	(139)
› retirals	(1,498)	(7,795)	(2,603)	(40)	(1,544)	(170)
› transfers	9,282	38,939	2,380	(15)	13,453	(64,348)
› translation adjustments	3,262	7,274	647	78	10	2,865
› sub-total movements	22,313	73,696	7,275	369	12,221	73,559
At the end of the financial year	429,996	1,330,686	96,016	19,600	152,302	136,596
b) Depreciation and write-downs						
At the end of the preceding financial year	206,532	859,379	66,506	5,474	137,754	-
Movements						
› change in scope of consolidation	1,127	6,444	865	113	96	-
› amounts charged	19,322	85,327	9,318	875	4,493	-
› write-backs	-	-	-	-	-	-
› disposals	(104)	(1,036)	(2,560)	(48)	(563)	-
› cancellations	(1,312)	(6,604)	(2,520)	(4)	(1,471)	-
› transfers	(1,092)	(6,101)	179	-	6,705	-
› translation adjustments	854	2,883	514	44	17	-
› sub-total movements	18,795	80,913	5,796	980	9,277	-
At the end of the financial year	225,327	940,292	72,302	6,454	147,031	-
c) Net book value						
At the end of the preceding financial year	201,151	397,611	22,235	13,757	2,327	63,037
At the end of the financial year	204,669	390,394	23,714	13,146	5,271	136,596
of which:						
land and buildings				12,772		
plant, machinery and equipment				374		

[10] Financial fixed assets (-50,134)

The changes in financial fixed assets reflect the following factors:

€ million

- EUR +11.6 million change in participating interests included by the equity method, which breaks down as follows:

	€ million
› change in scope of consolidation and capital increase (decrease)	
Padaeng Industry	0.7
Galva 08	-0.2
Umicore Marketing Services USA	-0.6
Natexis Metals	1.7
Umicore-IR Glass	-0.2
› sales to third parties	-
› (net) result realised	12.9
› dividend distribution	-4.4
› translation adjustments	1.7
	+11.6

- EUR -63.6 million change in non-consolidated participating interests, which breaks down as follows :

	€ million
› acquisitions from third parties and capital increase	
- Umicore Speciality Chemicals, Arab USA	+2.6
- Dense Pac (Sibeka)	+0.2
- Omroepgebouw Flagey	+0.6
- De Wolkammerij bvba	+0.6
- Sofia Med, Bulgaria (capital increase)	+2.0
	+6.0
› sales to third parties and capital decrease	
- De Beers (Sibeka)	-67.8
- Performance Materials Inc.	-1.2
- Umcore (liquidation)	-0.7
	-69.7
› amounts written down	
- miscellaneous subsidiaries	-0.1
› reversals of amounts written down (due to disposals or surplus to requirements)	+0.3
› transfers and changes in the scope of consolidation	
- Umicore Optics	-0.2
- Acec Inc.	-0.1
- Umicore Building Products	-0.5
- Galva 08	+0.3
	-0.5
› translation adjustments	+0.4
TOTAL	-63.6

- EUR +1.8 million change in amounts receivable, which breaks down as follows :

	€ million
› repayments	-2.3
› new receivables	+1.5
› change in scope of consolidation	-
› transfers	+2.6
› reversals and amounts written down	-0.1
› translation adjustments	+0.1
	+1.8

Following a share exchange offer, the De Beers shares held by Sibeka were exchanged in May 2001 for Anglo American shares and the balance in cash.

Umicore sold all the Anglo American shares received during 2001.

Note : X. STATEMENT OF FINANCIAL FIXED ASSETS

(€ thousand)

a) Investments included by the equity method

At the end of the preceding financial year	131,426
Movements	
› change in scope of consolidation	276
› capital increase	1,691
› capital repayment	(562)
› dividends paid	(4,450)
› profit (loss) for the financial year	12,907
› translation adjustments	1,749
› sub-total movements	11,611
At the end of the financial year	143,037

b) Non-consolidated investments

	Acquisition value	Write-downs
At the end of the preceding financial year	119,880	(35,078)
Movements		
› change in scope of consolidation	(530)	80
› acquisitions and capital increase	5,394	-
› disposals and capital decrease	(69,797)	-
› write-downs	-	(145)
› write-backs	-	300
› transfers and other charges	610	50
› translation adjustments	727	(280)
› sub-total movements	(63,596)	5
At the end of the financial year	56,284	(35,073)
Net book value		
At the end of the preceding financial year	-	84,802
At the end of the financial year	-	21,211

c) Amounts receivable

	Acquisition value	Write-downs
At the end of the preceding financial year	52,793	(3,887)
Movements		
› change in scope of consolidation	5	-
› additions and acquisitions	1,503	-
› write-downs and write-backs	-	(136)
› repayments and disposals	(2,309)	-
› transfers	2,126	541
› translation adjustments	173	(57)
› sub-total movements	1,498	348
At the end of the financial year	54,291	(3,539)
Net book value		
At the end of the preceding financial year		48,906
At the end of the financial year		50,752

[11] Inventories and contracts in progress (+98,973)

The following companies mainly account for the increase in inventories and contracts in progress:

	€ million
› n.v. Umicore s.a.	+28.5
› Umicore Marketing Services - Sogem group	+22.0
› Umicore Engineering	+11.7
› Umicore Commercial Services	+21.4
› Umicore Med, Bulgaria	+10.1
› Umicore Korea	+2.0
› change in scope of consolidation	+5.1
› other companies (decrease in inventories)	-1.9
	+98.9

As Sogem is a trader its inventories can fluctuate sharply from one year end to the next depending on the level of transactions outstanding.

It should be remembered that since 1992 the Group has valued its metal inventories on an annual LIFO basis in view of the nature of its activities and the problems entailed by stock-taking.

The Group's metal inventories are valued at EUR 348.1 million on a LIFO basis and have a market value of EUR 616.7 million.

[12] Amounts receivable within one year (+16,424)

Trade receivables increased by EUR 31.7 million, despite the securitisation programme adopted to convert receivables into tradable securities. This increase is mainly due to the following factors :

	€ million
- change in the scope of consolidation	
› Larvik group	6.5
› Optics group	0.7
- Group companies added	
› n.v. Umicore s.a.	56.6
› Umicore France	10.6
› other companies	6.0
- Group companies removed	-48.7

The portfolio of trade receivables due from third parties funded by means of securitisation amounted to EUR 156.5 million for the Umicore Group at 31 December 2001 of which EUR 26.5 million were deferred and carried under "Other receivables".

At 31 December 2000 the portfolio of trade receivables due from third parties funded by means of securitisation amounted to EUR 215.5 million, of which EUR 47.3 million were deferred and carried under "Other receivables".

The net impact of trade receivables funded in this way was EUR 38.2 million lower at 31.12.2001 than at 31.12.2000, giving rise to a corresponding increase in the amount of trade receivables not funded by means of securitisation.

Other receivables decreased by EUR 15.3 million, which includes the deferred purchase price (EUR 26.5 million) of the securitised receivables.

[13] Invested cash (-91,445)

The decrease in invested cash mainly reflects the combined effect of the following factors:

› own shares **-42,163**

In 1999 Umicore decided to buy back its own shares in accordance with statutory limits and conditions.

This decision was renewed for the last time at the Extraordinary General Meeting held on 21 December 2001.

The following acquisitions of own shares were effected:

	No. of shares	Amount in €
31.12.1999	241,488	7,651,208.93
Acquisitions 2000 (net)	1,808,160	65,247,586.47
31.12.2000	2,049,648	72,898,795.40
2001		
Acquisitions (net)	1,888,045	84,829,324.65
Removal (securities lending)	-25,000	-915,116.00
	1,863,045	83,914,208.65
Cancellation extraordinary general meeting 30/3	-1,617,515	-62,754,380.15
Cancellation extraordinary general meeting 21/12	-1,400,000	-63,338,816.63
Movements 2001	-1,154,470	-42,178,998.13
VVPR strips		16,025.00
Position at 31.12.2001	895,178	30,735,832.27

These shares are not included in the dividend distribution and the corresponding coupon has been cancelled.

An unavailable reserve for the same amount has been set aside.

The loan of 25,000 shares effected with Dexia Bank as part of the Stock Option Plan management arrangements is carried under "Other investments" - Amounts due from third parties for own shares held.

› other investments **-49,282**

The position of other cash investments was as follows:

	€ million
› Umicore Med, Bulgaria	14.43
› Umicore, Belgium	7.10
› Umicore Financial Services	8.24
› Umicore USA	2.93
› Sibeka	0.58
› Umicore Marketing Services - Sogem group	1.99
› other subsidiaries	4.26
	39.53

[14] Cash at bank and in hand (+7,307)

At the end of the financial year cash at bank and in hand stood at EUR 68.60 million, which breaks down as follows:

	€ million
› Umicore, Belgium	+5.16
› Umicore Financial Services	+0.96
› Umicore France	+2.84
› Umicore Italia	+10.97
› Sibeka	+0.35
› Umicore Marketing Services - Sogem group	+19.06
› Umicore Med, Bulgaria	+0.53
› Shanghai Blue Lotus Metals	+1.22
› Umicore Canada	+2.64
› Larvik group	+7.04
› Optics group	+0.36
› Umicore USA	+1.65
› Other subsidiaries	+15.82
	+68.60

[15] Deferred charges and accrued income (-34,726)

The main items carried under this heading are the result of revaluing exchange positions at n.v. Umicore s.a. (EUR 62.2 million), which are booked to accrued income, and the result of marking to market forward exchange contracts at Umicore Financial Services (EUR 0.06 million).

[16] Shareholders' equity (-27,810)

Changes in Group shareholders' equity are analysed in section XI. of the Notes to the Consolidated Accounts. They can be summarised as follows:

	€ thousand
› profit for the year (Group share)	+116,011
› capital increase	+115,040
› decrease in share premiums account	-115,040
› translation adjustments	+12,779
› consolidation differences	-120
› proposed dividend distribution	-30,387
› cancellation of own shares	-126,093
	-27,810

The capital of n.v. Umicore s.a., Belgium, was increased by EUR 115 million by withdrawing an equivalent amount from the share premiums account, bringing the capital up from EUR 385 million to EUR 500 million.

The increase in translation adjustments (EUR 12.8 million) made when consolidating foreign companies is mainly due to the appreciation of the US dollar against the euro (consolidation currency), in particular at Umicore Med, Bulgaria (EUR 8.13 million).

The decrease in the consolidation differences carried under liabilities is due to the amortisations and write-downs for the period (EUR 0.12 million).

Umicore has decided to propose to the Annual General Meeting of Shareholders that a pre-tax dividend of EUR 1.40 be paid on the shares not held by Umicore, i.e. 21,704,822 shares (EUR 30.38 million).

This amount may be amended to make allowance for the number of its own shares held by Umicore on 10 April 2002, the date of the Annual General Meeting of Shareholders.

With effect from 26 March 1999, all the VVPR shares were converted into ordinary shares with a coupon strip attached. Coupon No. 5 from the VVPR shares entitled holders to a strip of coupons (a total of 2,185,163 strips were issued) and coupon No. 5 from the ordinary shares was cancelled.

Note : XI. STATEMENT OF SHAREHOLDERS' EQUITY

(€ thousand)

	Capital	Share premiums	Reserves	Consolidation differences	Translation adjustments	Total
At the end of the preceding financial year	384,960	126,179	577,656	1,083	11,391	1,101,269
Movements						
› capital increase	115,040	(115,040)	-	-	-	-
› remuneration of shareholders	-	-	(30,387)	-	-	(30,387)
› change in translation adjustments	-	-	-	-	12,779	12,779
› change in consolidation differences	-	-	-	(120)	-	(120)
› cancellation of own shares	-	-	(126,093)	-	-	(126,093)
› profit (loss) for the financial year	-	-	116,011	-	-	116,011
At the end of the financial year	500,000	11,139	537,187	963	24,170	1,073,459

[17] Minority interests (+18,681)

The increase in the minority shareholders' share of the Group's equity mainly reflects the following change:

	€ million
› minority shareholders' share in the profit for the year	+19.48
› dividend paid to minority shareholders (2000)	-0.46
› proposed dividend payment for 2001 to minority shareholders	-
› capital increase and acquisitions of additional shares in Umicore Med, Bulgaria	-0.58
› translation adjustments	+0.24
	+18.68

[18] Provisions for liabilities and charges and deferred taxes (-11,806)

The changes in the various types of provisions are analysed in section XVIII. of the Notes to the Consolidated Accounts. They can be summarised as follows:

		€ million
› amounts charged in the financial year		68.41
of which as operating charges	37.17	
of which as financial charges	2.17	
of which as extraordinary charges	28.08	
of which as deferred tax charges	0.99	
› amounts applied in the financial year		-73.22
of which as operating charges	-59.14	
of which as extraordinary charges	-14.05	
of which as deferred tax charges	-0.03	
› amounts released in the financial year		-9.32
of which as operating income	-4.45	
of which as extraordinary income	-2.16	
of which as deferred tax charges	-2.71	
› change in scope of consolidation		1.70
› translation adjustments		0.63
		-11.80

The various types of provisions registered the following changes in the course of the financial year :

› pensions and similar obligations	-19.24
› taxes	+0.01
› major repairs and maintenance	+1.03
› other liabilities and charges	+7.07
› deferred taxes	-0.67
	+11.80

The decrease in provisions for pensions and similar obligations (EUR -19.24 million) reflects the net result of the amounts charged, applied and released in the course of the financial year.

Provisions for major repairs and maintenance increased by EUR 1.03 million. These provisions, which mainly cover the cost of carrying out regular maintenance work on the furnaces and cell houses, fluctuate according to maintenance cycles and to investments and disposals effected.

Provisions for other liabilities and charges increased by EUR 7.07 million, reflecting the amounts charged, applied and released in 2001 and the impact of the changes in the scope of consolidation (EUR +0.5 million).

On the environmental front n.v. Umicore s.a. concluded an agreement with the Flemish Regional Authorities in 1997 on the rehabilitation of its industrial sites, spread over a period of 10 years. A joint working party was set up to compile a detailed inventory of the work to be carried out and to determine priorities, and also to find optimum solutions for long-standing pollution problems. The studies will be used as a basis for drawing up a concrete plan of action with OVAM (the Flemish regional waste authority) and for prioritising objectives.

The Umicore Group's environmental provisions included under "Other provisions for liabilities and charges" at 31 December 2001 can be broken down as follows:

	€ thousand
› covering ponds	37,487
› cleaning up the soil	19,618
› rehabilitating sites	18,989
› waste treatment	13,796
› studies	358
› miscellaneous	3,375
	93,623

The decrease in the provision for deferred taxes (EUR 0.67 million) mainly reflects the situation at Umicore Med, Bulgaria (EUR 1.73 million), and the increase in deferred taxes at Umicore France (EUR 0.92 million).

The provision for deferred taxes set aside by Umicore Med, Bulgaria in accordance with Group rules, which are based on IAS 12, was estimated on the basis of the company's special tax position at the time of acquisition. This position was confirmed in the course of the 2001 financial year.

Note : XVIII. STATEMENT OF PROVISIONS AND DEFERRED TAXES

(€ thousand)

	Pensions and similar obligations	Tax charges	Major repairs and maintenance	Other liabilities and charges	Deferred taxes
Net book value					
At the end of the preceding financial year	131,092	542	16,131	115,691	19,023
Movements					
› change in scope of consolidation	1,137	7	23	520	17
› charged	14,217	5	18,241	34,957	990
› applied	(32,557)	-	(16,408)	(24,227)	(29)
› released	(1,361)	(3)	(919)	(4,324)	(2,717)
› transfers	(702)	-	-	-	255
› translation adjustments	26	1	93	143	809
› sub-total movements	(19,240)	10	1,030	7,069	(675)
At the end of the financial year	111,852	552	17,161	122,760	18,348

[19] Amounts payable after one year (-52,737)

The decrease in amounts payable after one year breaks down as follows:

	€ million
› transfer of the current portion	-52.83
› repayment effected in 2001	-2.45
› new loans contracted	+2.43
› amounts written down	-
› change in scope of consolidation	+0.45
› translation adjustments	+0.32
› subsidies	-0.66
	-52.74

Note : XIII. STATEMENT OF AMOUNTS PAYABLE AFTER ONE YEAR (excluding investment grants) (€ thousand)

A. Analysis by maturity dates	n+2	n+3	n+4	n+5	n+6 to 10	n+11 to 15	Total
Unsubordinated debentures	-	31	37	38	71	-	177
Leasing and similar obligations	15	9	4	-	-	-	28
Credit institutions	65,497	50,712	28,531	1,161	-	-	145,901
Other financial debts	-	-	-	-	-	-	-
sub-total financial debts	**65,512**	**50,752**	**28,572**	**1,199**	**71**	**-**	**146,106**
Trade debts	74	-	-	-	-	-	74
Other amounts payable (excl. EUR 2.48 million of investment grants)	5,081	100	-	-	-	-	5,181
Total	**70,667**	**50,852**	**28,572**	**1,199**	**71**	**-**	**151,361**

B. Analysis of financial debts by currencies[1]	EUR	Other European currencies	USD	Other	Total
Unsubordinated debentures	177	-	-	2,388	2,565
Leasing and similar obligations	-	43	-	12	55
Credit institutions	199,860	255	-	-	200,115
Other financial debts	-	-	20	-	20
Total financial debts	**200,037**	**298**	**20**	**2,400**	**202,755**

[1] Including current portion of financial debts (EUR 56.59 million)

[20] Amounts payable within one year (+108,329)

Amounts payable within one year mainly comprise financial debts, trade debts and amounts due in respect of taxes, wages and social security.

The current portion of amounts payable after one year decreased by EUR 5.34 million owing to the following :

	€ million
› repayment of loans	-60.72
› transfer from amounts payable after one year (current portion)	+52.83
› change in scope of consolidation (merger Ateliers d'Art Français)	+0.12
› new loan	+2.34
› miscellaneous	+0.09
	-5.34

Financial debts increased by EUR 51.03 million and trade debts decreased by EUR 19.75 million.

[21] Other debts (+71,971)

Other debts payable within one year (EUR 121.3 million) increased by EUR 72 million, reflecting, in particular, that portion of trade receivables which was securitised at the end of November 2001 and collected in December (EUR 81 million) and which will be refunded to the financial institution in charge of the securitisation operation at the time December's balance is calculated, which is scheduled for the middle of January.

Table summarising short-term and long-term financial debts (€ million)

		Total	Credit institutions
Long-term debts			
Unsubordinated debentures		0.18	-
Leasing		0.03	-
Credit institutions		145.90	145.90
Other debts		-	-
		146.11	**145.90**
Current portion of long-term debts			
Unsubordinated debentures		2.38	2.38
Leasing		0.03	-
Credit institutions		54.21	54.21
Trade debts		0.14	-
Other debts		0.11	-
		56.87	**56.59**
Short-term debts			
Credit institutions		184.09	184.09
Other non-bank		13.26	-
		197.35	**184.09**
	TOTAL	**400.33**	**386.58**
Repayment of debts			
Within the year		254.43	240.68
Between 1 and 5 years		145.90	145.90
After 5 years		-	-
	TOTAL	**400.33**	**368.58**

Long-term debts with credit institutions, including the current portion of such debts, account for 98.6% of total debts. 99.9% of these long-term debts were contracted in euro.

The average interest rate at the year end for long-term floating-rate loans in euro was 3.74%.

The weighted average residual maturity of long-term financial debts at the year end was 2.7 years.

Short-term financial debts (EUR 184.09 million) are mainly denominated in euro.

The average interest rate for short-term financial debts was 4.25% for the USD and 4.51% for the euro.

Current borrowing requirements are covered by short-term credit lines, either confirmed or unconfirmed, in USD, euro and other currencies.

These are multi-purpose credit lines which can be used in the form of advances, overdrafts, acceptances, etc.

In addition, the Coordination Centre Umicore Financial Services has at its disposal short-term financial resources for issuing commercial paper up to an amount of EUR 125 million.

[22] Accrued charges and deferred income (-4,344)

At Umicore these items comprise treatment charges to be incurred on material to be toll treated. These charges have already been invoiced to customers but have not been booked to income as the treatment has not yet been carried out. They increased from EUR 19.04 million at the end of 2000 to EUR 23.84 million at the end of 2001.

The value of metals which had been invoiced but not delivered decreased from EUR 39.86 million to EUR 14.74 million, i.e. a drop of EUR 25.12 million.

"Accrued charges and deferred income" also include the potential loss resulting from the revaluation of exchange positions at n.v. Umicore s.a. (EUR 64.19 million) and the result of marking to market of metal positions (EUR 4.74 million) and forward exchange contracts at Umicore Financial Services (EUR 0.86 million).

Note : XV. RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET (€ thousand)

	2001	2000
Guarantees constituted by third parties on behalf of the Group	63,771	55,280
Guarantees constituted by the Group on behalf of third parties	54,866	54,604
Guarantees constituted by the Group on own assets and for own account	448	868
Guarantees received	23,203	23,316
Property and securities held by third parties in their own names but at the Group's risk	76,903	132,044
Commitments to acquire and sell fixed assets	9	372
Forward contracts:		
› Commodities purchased (to be received)	326,628	415,709
› Commodities sold (to be delivered)	640,698	531,793
› Currencies purchased (to be received)	1,896,524	1,189,781
› Currencies sold (to be delivered)	1,899,872	1,188,069
› Options - Currency hedging		
- Purchases PUT USD/CALL EUR-options	-	384,000
- Purchases CALL USD/PUT EUR-options	-	480,000
- Sales CALL USD/PUT EUR-options	-	419,145
Property and securities of third parties held by the Group	231,453	251,186
Miscellaneous rights and commitments	15,158	9,672

Note : XVII. FINANCIAL RELATIONS WITH DIRECTORS (€ thousand)

Aggregate amount of remuneration attributed in the financial year to the directors or executive officers of the consolidating company by reason of their offices in said company, its subsidiaries and its affiliated companies, including the retirement allowances attributed, for the same reason, in the financial year to former directors or executive officers	1,106

Statement of consolidated cash flows and comments

		(€ million)	
	2001	2000	1999
Operating activities			
Consolidated profit (loss) (Group share)	116.01	136.12	69.31
Minority interests in consolidated profit (loss)	19.48	5.40	18.66
Profit (loss) of companies included by the equity method, net of dividends received	(8.46)	(3.74)	(3.82)
Depreciation of tangible fixed assets	119.34	104.29	105.60
Amortisation of intangible assets and consolidation differences	12.82	21.47	15.61
Amortisation of investment grants	(0.66)	(1.02)	(1.21)
Write-downs (write-backs) on amounts receivable	-	-	-
Write-downs (write-backs) on financial fixed assets	(0.02)	5.73	2.65
Increase (decrease) in provisions for liabilities and charges	(14.14)	16.31	9.32
(Gain) loss on disposal of fixed assets	(72.01)	(34.11)	(80.70)
Cash flow	172.36	250.45	135.42
(Increase) decrease in working capital requirements for operations	(21.02)	39.68	99.53
Impact of changes in scope of consolidation and translation adjustments on working capital requirements and on net cash and equivalents	14.58	(16.48)	(62.32)
Transfers of current assets and current liabilities and other movements	(3.35)	(2.43)	1.12
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES [23]	**162.57**	**271.22**	**173.75**
Investing activities			
Acquisitions and own production of tangible fixed assets	(173.37)	(103.81)	(77.29)
Acquisitions and own production of intangible fixed assets	(4.67)	(0.62)	(3.15)
Acquisitions of financial fixed assets (consolidated)	(35.95)	(35.65)	-
Acquisitions of additional shareholdings in Group companies	(2.54)	(0.30)	(0.10)
Acquisitions of financial assets	(7.09)	(4.98)	(8.35)
New loans extended	(1.86)	(1.83)	(2.96)
Sub-total acquisitions	(225.48)	(147.19)	(91.85)
Disposal of tangible fixed assets	5.31	9.77	3.20
Disposal of intangible fixed assets	0.12	0.02	-
Disposal of consolidated financial investments	0.02	25.38	65.81
Disposal of financial fixed assets	140.64	30.24	24.00
Repayment of loans	2.47	2.93	0.30
Sub-total disposals	148.56	68.34	93.31
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES [24]	**(76.92)**	**(78.85)**	**1.46**
Financing activities			
Capital increase	-	-	0.27
New loans	3.27	35.72	54.51
Own shares	(83.93)	(65.25)	(7.66)
Repayment of loans	(62.95)	(52.85)	(68.98)
Dividends paid to Umicore shareholders	(31.76)	(29.99)	(27.76)
Dividends paid to minority shareholders by fully consolidated subsidiaries	(2.85)	(1.69)	(11.11)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES [25]	**(178.22)**	**(114.06)**	**(60.73)**
INCREASE (DECREASE) IN NET CASH AND EQUIVALENTS [26]	**(92.57)**	**78.31**	**114.48**
Net cash and equivalents: opening position	(3.79)	(74.79)	(168.54)
Change in scope of consolidation and transfers on opening position	0.44	0.27	(20.73)
Net cash and equivalents: closing position	(89.22)	3.79	(74.79)

Definitions

The Umicore Group's statement of cash flows shows the difference between actual amounts received and amounts disbursed in the course of the financial year and provides an analysis of these amounts on the basis of operating, investing and financing activities.

Operating activities should be understood in the broadest sense of the word, i.e. also including cash flows linked to debt servicing and financial products (financial income), extraordinary items which are not linked to investment transactions and also income taxes. The cash flow from operating activities is calculated on the basis of the net profit (indirect method):

› by eliminating from this profit the charges and income:

- which do not have an impact on cash flows, such as depreciation, provisions, write-downs, etc.
- which are linked to investment transactions (such as the proceeds from the sale of fixed assets);

› by taking into account the difference in operational working capital requirements.

The difference in operational working capital requirements represents the difference between current assets and current liabilities, excluding cash at bank and in hand and financing, where necessary re-stated to allow for the impact of changes in the scope of consolidation and exchange rates, plus items more specifically linked to investing activities.

Financing activities comprise the various changes in loans and debts at more than one year (repayments of loans and new loans) and other cash movements pertaining to permanent funds, such as capital increases or decreases and dividends paid either to minority shareholders by fully consolidated subsidiaries, or to the company's shareholders.

The change in the net cash position includes changes in liquid financial assets, i.e. short-term cash investments, available assets and short-term financial debts.

Comments

[23] Increase in the cash flow from operating activities

The cash flow from operating activities given in the table on page 75 stands at EUR 172.36 million for the Group, i.e. a decline of EUR 78.09 million compared with 2000.

The negative change in operational working capital requirements (EUR -21.02 million), the impact of the changes in the scope of consolidation and translation adjustments (EUR 14.58 million) and other changes (EUR -3.35 million) resulted in a decrease in the cash flow of EUR 9.79 million, i.e. a positive difference in the cash flow from operating activities for the 2001 financial year of EUR 162.57 million (against EUR 271.22 million in 2000 and EUR 173.75 million in 1999).

[24] Investing activities

Investing activities for 2001 stand at EUR 225.48 million, against EUR 147.19 million in 2000. This figure was offset in part by disposals of intangible, tangible and financial investments totalling EUR 148.56 million against EUR 68.34 million in 2000, i.e. a negative net position of EUR -76.92 million.

This mainly reflects the following transactions:

		€ million
› continuation of major investments in tangible assets in Belgium and abroad		173.37
› acquisition of interests in consolidated companies and companies included by the equity method		35.95
including acquisition of		
- Umicore Malaysia	6.09	
- Umicore Australia	16.16	
- Umicore Norway	7.88	
- Umicore Coating Services	2.28	
- Umicore Laser Optics	3.54	
› acquisition of additional interests in Group companies		2.54
- Vertex	1.16	
- Padaeng	0.78	
- Galva 45	0.60	
› acquisition of financial assets		7.09
- Umicore Speciality Chemicals	2.64	
- Sofia Med	2.02	
- Omroepgebouw Flagey	0.57	
- Dense Pac	0.16	
- Natexis Metals	1.70	
› sale of financial fixed assets		140.64
including sale of:		
- De Beers shares	137.45	
- Performance Materials Inc.	1.16	
- Umcore (liquidation)	0.73	

[25] Financing activities

The new loans at more than one year contracted with financial institutions in 2001 i.e. EUR 3.27 million, less repayments of existing loans, i.e. EUR -62.95 million, the acquisition by n.v. Umicore s.a. of its own shares, i.e. EUR -83.93 million and dividend payments to shareholders of EUR -34.61 million give a negative net balance of EUR -178.22 million.

[26] Change in net cash flow

The negative net change (EUR 92.57 million) in the Group's cash flow in 2001 is mainly due to the decrease in the cash flow from operating activities (EUR 172.36 million in 2001 against EUR 250.45 million in 2000).

The position can be summarised as follows:

	€ million
› net cash provided by operating activities	162.57
› net cash used in investing activities	-76.92
› net cash used in financing activities	-178.22
Negative net change in cash flow	-92.57

Analysis of net change

			€ thousand
	Change	2001	2000
Short-term financial debts	-51,030	-197,349	-146,319
Other invested cash	-49,282	39,528	88,810
Cash at bank and in hand	7,307	68,596	61,289
	-93,005	-89,225	3,780
Adjustment of opening position following acquisition of Larvik and Optics	440	440	-
	-92,565	-88,785	3,780

Notes to the 2001[1] consolidated financial statements

I. Criteria for determining the consolidation methods

Full consolidation is used for subsidiaries in which the consolidating company holds a de facto or de jure controlling interest.

Proportional consolidation is applied to subsidiaries held and managed jointly by a limited number of shareholders.

The equity method is used for associated companies over which one or more of the companies included in the scope of consolidation exert a significant influence.

I.bis. Changes in the scope of consolidation

In 2001 the main changes in the scope of consolidation were the full consolidation of the Larvik group companies which were acquired in December 2000. As wholly owned subsidiaries, these companies were included in the scope of consolidation for the first time.

In view of the significance of these acquisitions, a summary table stating the impact of the various changes on the balance sheet and the income statement is included in the notes to the accounts.

The following changes occurred with regard to the consolidated companies:

1. Acquisitions and additions to the scope of consolidation

1.1. Full consolidation

› Umicore Malaysia, Australia and Norway

In December 2000 the Umicore Group acquired the following companies from the Australian company, Normandy Mining Ltd

- Larvik Pigment (Norway)
- Larvik Pigment (Australia)
- Larvik Pigment (Asia Pacific).

These companies, which produce zinc dust, were acquired in December 2000 and were consolidated in 2001 using the full consolidation method, in accordance with Group accounting principles.

› Umicore Optical Holding Ltd., UK

Umicore Optical Holding Ltd., formerly UM Optics, is a holding company belonging to the Umicore Group which holds two participating interests acquired in December 2000

- Umicore Coating Services (formerly Tayside) produces optic systems
- Umicore Laser Optics (formerly V&S) produces optic film.

The companies were consolidated in 2001 using the full consolidation method, in accordance with Group accounting principles.

(1) The numbering of these notes reflects the provisions of the Royal Decree of 25 November 1991 pertaining to holding companies' accounts

1.2. Capital increase and change in the percentage interest held

In the course of the 2001 financial year Umicore carried out the following capital increases:

	€ million
Umicore Financial Services	133.3
Umicore Med, Bulgaria	66.2
Umicore Finance Nederland	27.1
Umicore Handelsmaatschappij	20.0
Umicore South Africa	1.4
	248.0

The impact of these capital increases on the percentage held by the Umicore Group is insignificant in terms of the consolidated accounts.

1.3. Companies included by the equity method

› Padaeng Industry (Thailand)

By acquiring shares on the stock market, n.v. Umicore s.a. increased its participating interest in Padaeng Industry from 45.82% to 46.05%.

2. Disposals and exclusion from the scope of consolidation

The Umicore Group did not record any significant disposals or exclusions from the scope of consolidation in 2001.

INCOME STATEMENT MOVEMENTS

(€ thousand)

Impact of the year's acquisitions on the results for 2001

		31/12/2001	Impact Larvik group	Impact Optics group	2001	31/12/2000
I.	Operating income	3,636,355	37,877	3,159	3,595,319	3,904,608
II.	Operating charges	(3,515,095)	(33,492)	(3,366)	(3,478,237)	(3,754,644)
III.	**Operating profit (loss)**	**121,260**	**4,385**	**(207)**	**117,082**	**149,964**
IV.	Financial income	121,716	(120)	(22)	121,858	63,137
V.	Financial charges	(139,668)	(148)	(72)	(139,448)	(78,382)
	Net financial income (charge)	**(17,952)**	**(268)**	**(94)**	**(17,590)**	**(15,245)**
VI.	**Pre-tax current profit (loss)**	**103,308**	**4,117**	**(301)**	**99,492**	**134,719**
VII.	Extraordinary income	78,097	9	-	78,088	39,900
VIII.	Extraordinary charges	(48,407)	(53)	-	(48,354)	(36,215)
	Extraordinary profit (loss)	**29,690**	**(44)**	**-**	**29,734**	**3,685**
X.	Income taxes	(10,416)	(1,230)	13	(9,200)	10,338
XI.	**Profit (loss) of consolidated companies**	**122,582**	**2,843**	**(288)**	**120,026**	**128,066**
XII.	Group share in profit (loss) of companies included by the equity method	12,907	-	-	12,907	13,463
XIII.	**Consolidated profit (loss)**	**135,489**	**2,843**	**(288)**	**132,934**	**141,529**
XIV.	Minority share in consolidated profit (loss)	19,478	-	-	19,478	5,412
XV.	**Group share in consolidated profit (loss)**	**116,011**	**2,843**	**(288)**	**113,455**	**136,117**

BALANCE SHEET MOVEMENTS

(€ thousand)

Impact of the year's acquisitions on the results for 2001

	31/12/2000	Inclusion Larvik group	Inclusion Optics group	Other movements	31/12/2001
Intangible assets	9,742			725	10,467
Consolidation differences	84,359	11,977	5,667	(8,006)	93,997
Tangible assets	700,119	9,735	1,429	62,507	773,790
Financial assets	265,134			(50,134)	215,000
Amounts receivable after one year	1,200			(121)	1,079
Inventories and contracts in progress	728,978	6,548	668	91,758	827,952
Amounts receivable within one year	358,967	9,907	870	5,647	375,391
Invested cash	161,709			(91,445)	70,264
Cash at bank and in hand	61,289	(24,230)	(7,070)	38,607	68,596
Deferred charges and accrued income	140,639	63		(34,789)	105,913
TOTAL ASSETS	**2,512,136**	**14,000**	**1,564**	**14,749**	**2,542,449**
Capital	384,960			115,040	500,000
Share premiums	126,179			(115,040)	11,139
Reserves	577,656			(40,469)	537,187
Consolidation differences	1,083			(120)	963
Translation adjustments	11,391	50		12,729	24,170
Minority interests	49,607			18,681	68,288
Provisions and deferred taxes	282,479	1,687	17	(13,510)	270,673
Amounts payable after one year	206,578		208	(52,945)	153,841
Amounts payable within one year	705,881	11,795	1,339	95,195	814,210
Accrued charges and deferred income	166,322	468		(4,812)	161,978
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,512,136**	**14,000**	**1,564**	**14,749**	**2,542,449**

II.a. Main fully consolidated subsidiaries and sub-groups

The list of the main subsidiaries and sub-groups given below relates to fully consolidated companies, except where otherwise stated.

The estimated aggregate value of the non-consolidated subsidiaries and sub-groups is of the order of 1 per cent of the estimated aggregate value of the holdings in the subsidiaries and sub-groups.

A full list of the companies referred to in Article 69, II to V, of the Royal Decree of 6 March 1990 pertaining to the consolidated accounts of companies will be deposited at "Centrale des Bilans", a department of the National Bank of Belgium. A copy may be obtained free of charge from the company's head office on request.

NAME	HEAD OFFICE/COUNTRY	VAT or National No.	% interest 2001
Altenberg Zink	Essen (Germany)	DE119.658.667	99.68
Umicore Fininco	Luxembourg (GD Luxembourg)	NA	100
Umicore Immo	Brussels (Belgium)	BE451.899.046	100
Metall Dinslaken	Dinslaken (Germany)	DE119.066.058	100
Umicore Italia	Milan (Italy)	IT10.022.420.151	100
Shanghai Blue Lotus Metals	Shanghai (China)	NA	75
Sibeka (pre-consolidated) and its main subsidiaries:	Brussels (Belgium)	BE403.202.373	80.44
› Syndiaco	Luxembourg (GD Luxembourg)		80.44
› Syndianed	Amsterdam (Netherlands)	NA	80.44
› Syndiabel	Brussels (Belgium)	NA	80.44
› Syndian	Willemstad (Curaçao)		80.44
Sogem and its subsidiaries	Brussels (Belgium)	BE402.964.625	100
Umicore Engineering	Louvain-la-Neuve (Belgium)	BE422.631.473	100
Umicore Finance Nederland and its subsidiaries :	Amsterdam (Netherlands)	NA	100
› Maastrichtsche Zinkwit Maatschappij	Eygelshoven (Netherlands)	NL007.269.183B01	100
› Umicore Nederland (sub-group)	Eijsden (Netherlands)	NL007.269.183B01	100
› Laura	Eygelshoven (Netherlands)	NL008.863.301B01	100
Umicore South Africa	Rynfield (South Africa)		100
Umicore Cuivre et Zinc	Liège (Belgium)	BE402.343.924	100
Umicore Canada	Toronto (Canada)		100
Umicore Inc. and its subsidiaries	Delaware (USA)		99.94
Umicore Finance Luxembourg	Luxembourg (GD Luxembourg)		100
Umicore France and its main subsidiaries (sub-groups):	Bagnolet (France)	FR10.342.965.001	100
› Mapral	Fécamp (France)	FR57.346.550.072	100
› Umicore Finance France	Bagnolet (France)	FR23.775.673.049	100
› Umicore Oxyde (France)	La Ciotat (France)	FR92.056.801.707	99.99
› Umicore Portugal	Porto (Portugal)	PT502.367.059	100
Umicore Finance Belgium and its subsidiaries	Brussels (Belgium)	NA	100
Umicore Financial Services	Brussels (Belgium)	BE428.179.081	96.79
Umicore Korea	Chung Nam (South Korea)		100
Umicore Med	Pirdop (Bulgaria)		97.73
Umicore Bulgaria	Sofia (Bulgaria)		100
Umicore Commercial Services	Fribourg (Switzerland)		100
Umicore Norway	Larvik (Norway)	NCN 967337897MVA	100
Umicore Australia	Victoria (Australia)	NA	100
Umicore Malaysia	Johor (Malaysia)	NA	100

VI.a. Accounting principles and valuation rules

1. Restatements and eliminations

Application of consistent accounting rules and valuation methods within the Group allows the accounts of consolidated companies to be presented on the same economic basis and requires individual company accounts to be restated in accordance with the accounting principles set out below.

After summing up the balance sheet and profit and loss accounts, restated as necessary, inter-company balances and losses or gains resulting from inter-company operations within the Group are eliminated.

2. Gains or losses of interest

A gain or a loss is recorded when there is a reduction in the interest held in a consolidated company following an increase in capital. When, in the same circumstances, the Group increases its holding a consolidation difference is recorded.

3. Translation of assets and liabilities expressed in foreign currencies

Assets and liabilities expressed in foreign currencies are translated at the official exchange rates at the end of the financial year. For Belgian companies the rule applies to items which are not expressed in euro; in the case of foreign companies, it applies to items expressed in a currency other than that used in their financial statements.

Losses or gains resulting from these translations as well as exchange differences realised on operations in the financial year are recorded in the income statement.

4. Translation of financial statements of foreign companies and branches

Balance sheets and income statements of foreign companies and branches are translated into euro using the official exchange rates at the end of the financial year and the average rates for that year, respectively. Differences resulting from these translations are debited or credited to shareholders' equity; the Group share in these differences is shown in the "Translation adjustments" component of consolidated shareholders' equity.

5. Financial year end

The consolidated accounts are prepared as at 31 December, the financial year end of the parent company and of most of the consolidated companies. For companies whose financial year ends between 30 September and 31 December, the annual accounts are used without adjustment; when the financial year end is before 30 September, intermediate financial statements as at 31 December are drawn up for consolidation purposes.

6. Intangible and tangible fixed assets

Fixed assets are shown at their historical cost less accumulated depreciation and amortisation, calculated over the estimated economic life of the assets concerned, using the straight-line or declining balance method.

The economic lives used are as follows:

› Land	non-depreciable
› Buildings:	
- Industrial buildings	20
except industrial complexes	15
- Other buildings (offices, laboratories, etc.)	40
- Infrastructure works, such as roads and railways	15
- Fixtures, fittings and improvements to buildings	10
› Plant, machinery and equipment	10
except furnaces	7
except small equipment	5
› Furniture and vehicles:	
- Computer equipment	3 to 5
- Furniture and office equipment	5 to 10
- Vehicles	5
- Mobile handling equipment	7
› Other tangible fixed assets :	
- Houses and residential buildings	40

Acquisitions are recorded at cost price, together with capitalised interest expenses. Repairs and maintenance are charged to the income statement. Assets acquired under leasing contracts are recorded as fixed assets at their purchase price; the lease payments made are recorded in the income statement as depreciation and financial charges.

7. Consolidation goodwill

When a company is consolidated for the first time, a difference arises between the cost of the shares and the related share in the company's equity. This difference is usually attributable to unrealised gains or losses on the assets and liabilities of the acquired company, or to the expected future profitability of the investment.

With effect from 1 January 1988, the main differences resulting from revaluing the related assets and liabilities are added to/deducted from the relevant items of the balance sheet, and amortised, written down or written back in the income statement according to the rules applying to these items. Any residual intangible difference is recorded in the consolidated balance sheet as "Consolidation differences" and is amortised by the straight-line method over a period not exceeding 20 years.

This period is determined on the basis of a prudent assessment of the economic life of this intangible asset taking into account the time required to recover the additional price which was paid and not applied.

Additional or exceptional amortisation may be booked in cases where it is no longer economically justified to continue to carry the consolidation goodwill as an asset.

8. Financial fixed assets

In the consolidated balance sheet, investments consolidated by the equity method are recorded at the value of the share in the equity determined according to the consolidation rules, rather than at the book value in the holding company's books.

Holdings in non-consolidated companies comprise long-term investments which give a decisive or significant influence on, or enable business relations to be established with, the companies concerned, but do not meet the consolidation criteria. They are recorded at acquisition cost, excluding any balance of capital uncalled. When the assessment shows a lasting impairment of value, the value of the investment is written down accordingly.

9. Inventories

Inventories are recorded at the historical cost obtained by applying the valuation method which is most appropriate to each business line within the Group.

Consumables and supplies are carried at cost, withdrawals being booked on the basis of a weighted average. An appropriate write-down is booked where turnover is slow or there is an impairment of value.

Metals - primary materials, production in progress and finished products - which are covered, in particular on the international metal exchanges, continue to be carried at their purchase price.

Other metals which are not covered by this system are valued according to the annual LIFO method, allowing for the specific nature of the activities in question and the problems posed by stock-taking.

At the end of the financial year the value of these inventories is written down to bring their book value into line with their market price.

Up to 31 December 2000 amounts written down in this way were only written back if the inventories in question were realised in full or in part. With effect from 1 January 2001 amounts written down are systematically written back if the market price is higher than the book value previously recorded.

Inventories in other sectors of activity are valued on the FIFO (first in, first out) basis or, where this is not applicable, according to the average weighted cost method, calculated over a period which does not exceed the average stocking period.

Withdrawals are booked according to either method.

The cost price of purchased goods includes the net acquisition price plus related expenses. For finished goods and work in process, the cost price includes the direct production costs and a share of the indirect production costs.

10. Contracts in progress

The cost price of long-term contracts is determined in the same way as work in process; interest charges incurred directly to finance such contracts may be included.

Long-term contracts are valued using the percentage-of-completion method.

11. Amounts receivable and amounts payable

Amounts receivable and amounts payable are recorded at nominal value. When they are expressed in a foreign currency, they are recorded at the euro equivalent based on the exchange rate on the day of acquisition. At the end of the financial year, they are valued using the closing exchange rate of that year. With respect to amounts receivable, the rules for recording impairment of value are similar to those applicable to securities.

12. Invested cash

This heading comprises term deposits with credit institutions and securities acquired as market opportunities arise, or as temporary re-investment of excess cash.

They are recorded at acquisition cost, or at stock exchange value for listed securities and estimated value for unlisted securities if these values are lower than the acquisition price.

13. Provisions for pensions

Responsibility for pensions due under the various mandatory retirement schemes to which employers and employees contribute is generally assumed by specialised institutions independent of the company. The contributions due for the financial year are charged to the income statement for that year.

Supplementary retirement plans which generate obligations for the companies concerned are covered by provisions determined according to actuarial calculations based on end-of-career salary forecasts (the "projected benefit obligation" method).

14. Company taxation

In the consolidated accounts, deferred taxes are recorded on all temporary differences resulting from charges and income which are included in, or excluded from, the book profit or loss of a given financial year but which should be deducted from, or added to, the tax basis of the financial year during which the differences are reversed. The liability method is applied. This means that deferred taxes are calculated on the basis of the latest enacted tax rate on the last day of the financial year. On this date, for each tax entity in the scope of consolidation, the tax assets and liabilities on all temporary differences are offset. The individual balances are then offset, and only the net balance of deferred tax liabilities is recorded in the balance sheet.

VI.b. Exchange rates used to draw up the consolidated accounts

		Closing rates		Average rates	
		2001 €	2000 €	2001 €	2000 €
FRENCH FRANC	FRF	-	0.15245	-	0.15245
SWISS FRANC	CHF	0.67435	0.65651	0.66212	0.64189
DUTCH GUILDER	NLG	-	0.45378	-	0.45378
DEUTSCHE MARK	DEM	-	0.51129	-	0.51129
POUND STERLING	GBP	1.64339	1.60231	1.60847	1.64099
US DOLLAR	USD	1.13469	1.07469	1.11669	1.08225
AUSTRALIAN DOLLAR	AUD	0.57870	-	0.57747	-
CANADIAN DOLLAR	CAD	0.71038	0.71608	0.72124	0.72934
LIRE (100)	ITL	-	0.05165	-	0.05165
PESETA (100)	ESP	-	0.60101	-	0.60101
ESCUDO (100)	PTE	-	0.49880	-	0.49880
DANISH CROWN	DKK	0.13447	0.13399	0.13419	0.13416
NORWEGIAN CROWN	NOK	0.12576	-	0.12425	-
MEXICAN PESO (100)	MXP	0.12249	0.11085	0.11955	0.11445
BULGARIAN LEVA	BGN	0.51380	0.51169	0.51330	0.51334
YEN (100)	JPY	0.86708	0.93528	0.91954	1.00502
RAND	ZAR	0.09588	0.14206	0.12973	0.15641
HONG KONG DOLLAR	HKD	0.14551	0.13778	0.14319	0.13890
ZLOTY	PLN	0.28610	0.25975	0.27252	0.24951
WON (100)	KRW	0.08609	0.08496	0.08651	0.09574
HUNGARIAN FORINT	HUF	0.00408	0.00377	0.00390	0.00385
YUAN RENMINBI	CNY	0.13569	0.12868	0.13493	0.13074
THAI BAHT	THB	0.02539	0.02455	0.02511	0.02701
MALAYSIAN RINGGIT	MYR	0.29839	-	0.29382	-

Litigation and major events

› Valuation of inventories

In accordance with the Umicore Group's valuation rules, metal inventories which are not covered are valued on a LIFO basis once a year owing to the fact that physical stock-taking is necessary to determine their value in terms of the metals contained.

The rule has been applied by the Group since 1992.

In addition, in order to avoid carrying unrealised gains/losses on inventories in the accounts, the Group also adopted a rule, with effect from the same date, that amounts written down on inventories would not be written back until such time as the inventories had been sold.

The Group took this decision with a view to providing a true view of the specific transactions effected by Umicore within the framework of the operating results for the financial year. Moreover, significant write-downs are uncommon owing to the LIFO method being applied.

In line with the wish expressed by the Belgian Banking and Finance Commission and the opinion of the Accounting Standards Commission, the board of directors has amended its valuation rules, which now provide for amounts previously written down to be written back when metal inventories are marked to market.

Although this amendment is in line with the majority of international accounting standards, it is likely to give rise to fluctuations in the unrealised operating profit/loss which have no direct link to the actual economic performance and as a result distort the true view presented by the accounts.

This amendment came into effect on 1 January 2001. It had no impact on the accounts for the 2001 financial year.

The value of the company's metal inventories on a LIFO basis was EUR 348.1 million and their market value was BEF 616.7 million.

› Environment-related risks

In 1997 Umicore signed an agreement with OVAM (Flemish Regional Waste Authority) with a view to finding a solution to the problem of long-standing pollution at the industrial sites which were still in operation in Flanders. Under this agreement, Umicore was first to carry out a study on a voluntary basis to identify the risks. This initial phase was completed in 2000.

The second phase, which included detailed studies, was completed in 2001. However, the implementation of the project has been delayed owing to differences of opinion as to the interpretation of the agreement. Although a final understanding has not yet been reached with OVAM as to how the rehabilitation programme is to be carried out, Umicore has booked a provision of EUR 10.2 million for this work since 1999.

In France a risk inventory for all the Group's industrial sites had to be carried out in accordance with a ministerial decree. The aim of this first phase was to classify industrial sites in terms of the degree of risk for the environment.

The risk inventory for the Viviez site was forwarded to the DRIRE (Environment Ministry) in 2001; the risk inventories for the Auby and Calais sites are in the process of being carried out.

› Barclays/Enron dispute

Barclays Physical Trading Ltd. has served a summons on Umicore to obtain delivery of 11,000 tonnes of copper under the terms of a contract initially concluded with Enron, which Enron then transferred to Barclays, as is current practice among traders.

The summons served by Barclays is based on the fact that Umicore did not deliver the metal specified in the contract; in the summons Barclays stated it had paid the agreed amounts to Enron.

Umicore did not receive any payment, either from Enron or from Barclays, contrary to what was stipulated in the contract. As a result, the customary conditions of sale on this market were not met (delivery of metals against payment) and Umicore did not effect delivery.

Umicore has not booked any provision in respect of this dispute.

Metal and currency hedging

Fluctuations in metals prices, particularly zinc, copper and precious metals, and currency exchange rates can have a significant impact on the company's results.

Of all the metals produced by Umicore zinc is by far the most sensitive to fluctuations.

1. Transactional cover

The Group applies the rule of systematically hedging against transactional risk, in other words, the risk of the price of the metal or the currency exchange rate fluctuating between the time the price is fixed and the time the transaction is settled.

Spot and forward contracts are used to cover metals and currencies.

2. Structural cover

In addition to the transactional risks, the Group is also exposed to the structural risks inherent in metals and currencies.

As far as metals are concerned, this risk derives mainly from the impact that the price of the metal has on treatment and refining costs and also on the bonus (surplus metal recovered from materials supplied for treatment).

Although no systematic policy exists for hedging against this type of risk, the Group has taken out limited cover.

Since most of Umicore's revenue is denominated in USD and the majority of its operations are located outside the USD zone (particularly in Europe), any change in the USD exchange rate against the euro will have a significant impact on the Group's results.

These structural risks are reflected in the following estimated sensitivity rates (where there is no cover):

- Zinc : a variation in the zinc price of USD 100 per tonne gives rise to a variation in EBIT of USD 16 to 18 million on an annual basis.
- Copper: a variation in the copper price of USD 100 per tonne gives rise to a variation in EBIT of USD 3 to 5 million on an annual basis.
- USD : a variation in the USD/EUR exchange rate of 0.025 gives rise to a variation in EBIT of EUR 10 to 12 million on an annual basis.

3. Strategic cover

The Group continued to implement the hedging policy it adopted in 1999 with a view to fixing the structural risk linked to the USD by means of forward sales and option contracts.

In addition to the hedging transactions already carried out in 2000 for the years 2002 and 2003, the Group took advantage of the strong performance of the US dollar against the euro to set up new hedging arrangements for 2003 and 2004.

The remaining exposure for the 2002 financial year, which was initially hedged against by "seagull" options, was definitely fixed by means of forward exchange contracts.

As a result, the dollar risk hedging programme for the years to come can be summarised as follows:

- 2002 : 100% risk cover at an average rate of 0.9375 USD/EUR
- 2003 : 75% risk cover at an average rate of 0.93 USD/EUR
- 2004 : 50% risk cover at an average rate of 0.87 USD/EUR.

Historical data

BALANCE SHEET AT 31.12 (€ thousand)

	1997	1998	1999	2000	2001
ASSETS	**2,687,562**	**2,406,296**	**2,425,467**	**2,512,136**	**2,542,449**
Intangible assets	32,251	28,880	14,486	9,742	10,467
Consolidation differences	118,716	110,790	88,447	84,359	93,997
Tangible assets	637,186	642,253	677,123	700,119	773,790
Financial assets	239,440	240,291	245,620	265,134	215,000
Fixed assets (adjusted)	**1,027,593**	**1,022,214**	**1,025,676**	**1,059,354**	**1,093,254**
Amounts receivable after one year	9,370	6,696	2,434	1,200	1,079
Inventories and contracts in progress	784,162	729,384	645,433	728,978	827,952
Amounts receivable within one year	626,972	505,322	496,356	358,967	375,391
Invested cash	129,995	48,752	71,305	161,709	70,264
Cash at bank and in hand	76,673	54,306	64,142	61,289	68,596
Deferred charges and accrued income	32,796	39,622	120,121	140,638	105,913
Current assets	**1,659,969**	**1,384,082**	**1,399,791**	**1,452,782**	**1,449,195**
LIABILITIES AND SHAREHOLDERS' EQUITY	**2,687,562**	**2,406,296**	**2,425,467**	**2,512,136**	**2,542,449**
Group equity	1,022,065	927,091	989,740	1,101,269	1,073,458
Minority interests	89,837	35,025	47,287	49,607	68,288
Total equity	**1,111,902**	**962,116**	**1,037,027**	**1,150,876**	**1,141,746**
Provisions and deferred taxes	**285,350**	**255,284**	**262,758**	**282,479**	**270,673**
Financial debts payable after one year	287,061	303,322	240,874	198,734	146,106
Other amounts payable after one year	7,982	6,530	6,918	7,844	7,736
Long-term liabilities	**295,043**	**309,853**	**247,792**	**206,578**	**153,842**
Financial debts payable within one year (including current portion of long-term financial debts)	343,704	315,641	229,233	208,533	254,225
Other amounts payable within one year	548,217	465,924	530,121	497,348	559,985
Accrued charges and deferred income	103,347	97,479	118,536	166,321	161,978
Current liabilities	**995,268**	**879,044**	**877,890**	**872,202**	**976,188**

	1997	1998	1999	2000	2001
INCOME STATEMENT					
III. Operating profit (loss)	113,114	(21,536)	72,613	149,964	121,260
Net financial income (charge)	(10,263)	(5,745)	(19,048)	(15,245)	(17,952)
VI. Current profit (loss) before taxes	**102,851**	**(27,281)**	**53,565**	**134,718**	**103,308**
Extraordinary profit (loss)	1,538	(14,242)	23,481	3,685	29,690
IX. Profit (loss) for the year before taxes	**104,389**	**(41,523)**	**77,046**	**138,404**	**132,998**
X. Income taxes	(9,150)	(11,059)	(4,905)	(10,338)	(10,416)
XI. Profit (loss) of consolidated companies	**95,239**	**(52,582)**	**72,141**	**128,066**	**122,582**
XII. Group share in profit (loss) of companies included by the equity method	10,488	4,927	15,826	13,463	12,907
XIII. Consolidated profit (loss)	**105,727**	**(47,655)**	**87,967**	**141,529**	**135,489**
XIV. Minority share in consolidated profit (loss)	14,503	3,492	18,655	5,412	19,478
XV. Group share in consolidated profit (loss)	**91,225**	**(51,147)**	**69,311**	**136,117**	**116,011**

Report of the statutory auditor on the consolidated financial statements at 31 December 2001

To the shareholders of n.v. Umicore s.a.

In accordance with legal and regulatory requirements, we are pleased to report to you on the performance of the audit mandate, which you have entrusted to us.

We have audited the consolidated financial statements as of and for the year ended 31 December 2001, which have been prepared under the responsibility of the board of directors of n.v. Umicore s.a. and which show a balance-sheet total of EUR 2,542,449 thousand and a consolidated profit, Group share, for the year of EUR 116,011 thousand. We have also examined the directors' report.

Unqualified opinion on the financial statements

We conducted our audit in accordance with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to consolidated financial statements in Belgium.

In accordance with those standards, we considered the Group's administrative and accounting organisation, as well as its internal control procedures. We obtained all explanations and information required for our audit. We examined, on a test basis, evidence supporting the amounts in the consolidated financial statements. We assessed the accounting principles used and significant estimates made by the Group, as well as the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly the Group's net worth and consolidated financial position as at 31 December 2001 and the consolidated results of its operations for the year then ended, in accordance with the applicable legal and regulatory requirements in Belgium and the information given in the notes to the financial statements is properly presented.

Additional certifications and information

We supplement our report with the following certifications and information which do not modify our audit opinion on the consolidated financial statements:

› the consolidated directors' report contains the information required by law and is consistent with the consolidated financial statements;

› in the context of our audit of the statutory financial statements of n.v. Umicore s.a., we ascertained that the board of directors of the company had complied with the Belgian legal provisions applicable to cases of conflicting interest of a financial nature. In conformity with the Belgian Company Code, these transactions have been covered explicitly in our report on the statutory financial statements of n.v. Umicore s.a.

Brussels, 18 February 2002

The Statutory Auditor

PricewaterhouseCoopers
Reviseurs d'Entreprises

represented by
Robert Peirce and Luc Discry

Summarised financial statements of n.v. Umicore s.a.

The annual accounts of n.v. Umicore s.a. are given below in summarised form.

In accordance with the Company Code, the annual accounts of n.v. Umicore s.a., together with the management report and the statutory auditor's report have been deposited with the National Bank of Belgium.

These documents may also be obtained on demand from:

n.v. UMICORE s.a.
rue du Marais 31
B-1000 Brussels (Belgium)

The statutory auditor did not express any reservations in respect of the annual accounts of n.v. Umicore s.a.

SUMMARISED BALANCE SHEET AT 31 DECEMBER

(€ thousand)

ASSETS	2001	2000	1999
FIXED ASSETS	**2,103,021**	**1,410,627**	**1,062,446**
II. Intangible assets	12,317	15,070	19,361
III. Tangible assets	363,252	357,728	377,919
IV. Financial assets	1,727,452	1,037,829	665,166
CURRENT ASSETS	**819,447**	**784,191**	**713,662**
V. Amounts receivable after one year	649	174	241
VI. Inventories and contracts in progress	477,539	421,692	382,124
VII. Amounts receivable within one year	207,475	208,533	249,865
VIII. Invested cash	36,995	81,259	15,528
IX. Cash at bank and in hand	5,199	7,418	8,754
X. Deferred charges and accrued income	91,590	65,115	57,150
TOTAL ASSETS	**2,922,468**	**2,194,818**	**1,776,108**
LIABILITIES AND SHAREHOLDERS' EQUITY			
SHAREHOLDERS' EQUITY	**994,607**	**1,005,703**	**829,624**
I. Capital	500,000	384,960	384,960
II. Share premiums	11,139	126,179	126,179
III. Revaluation surplus	98	279	1,362
IV. Reserves	215,304	250,179	174,445
V. Profit (loss) carried forward	267,660	243,496	141,548
VI. Investment grants	406	610	1,130
PROVISIONS AND DEFERRED TAXES	**185,181**	**191,186**	**178,360**
VII. A. Provisions for liabilities and charges	185,181	191,186	178,360
CREDITORS	**1,742,680**	**997,929**	**768,124**
VIII. Amounts payable after one year	471,711	171,314	193,169
IX. Amounts payable within one year	1,143,523	713,270	511,570
X. Accrued charges and deferred income	127,446	113,345	63,385
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,922,468**	**2,194,818**	**1,776,108**

SUMMARISED INCOME STATEMENT

(€ thousand)

	2001	2000	1999
I. Operating income	2,822,369	3,147,187	2,525,445
II. Operating charges	2,696,143	3,003,395	2,478,797
III. Operating profit (loss)	**126,226**	**143,792**	**46,648**
IV. Financial income	119,237	105,675	81,286
V. Financial charges	131,513	86,554	45,272
VI. Current profit (loss)	**113,950**	**162,913**	**82,662**
VII. Extraordinary income	77,383	117,604	15,020
VIII. Extraordinary charges	39,906	70,746	35,069
IX. Profit (loss) for the year before taxes	**151,427**	**209,771**	**62,613**
X. Income taxes	(5,658)	(34)	19
XI. Profit (loss) for the year	**145,769**	**209,737**	**62,632**
XII. Transfer from untaxed reserves	-	-	-
XIII. Profit (loss) for the year available for appropriation	**145,769**	**209,737**	**62,632**

APPROPRIATION ACCOUNT

	2001	2000	1999
A. Profit (loss) to be appropriated	**389,265**	**351,285**	**182,762**
1. Profit (loss) for the financial year	145,769	209,737	62,632
2. Profit (loss) carried forward	243,496	141,548	120,130
C. Appropriation to equity	**(91,218)**	**(75,735)**	**(10,782)**
2. To the legal reserve	(7,288)	(10,487)	(3,131)
3. To the reserve for own shares	(83,930)	(65,248)	(7,651)
D. Profit (loss) to be carried forward[1]	**(267,660)**	**(243,496)**	**(141,548)**
2. Profit (loss) to be carried forward	(267,660)	(243,496)	(141,548)
F. Profit to be distributed[1]	**(30,387)**	**(32,054)**	**(30,432)**
1. Dividends			
- ordinary shares EUR 1.40	(30,387)	(32,054)	(30,432)

[1] The total of these two items will be amended to allow for the amount of the company's own shares held by Umicore on the date of the Annual General Meeting of shareholders on 10 April 2002; the gross dividend of EUR 1.40 per share will not change

STATEMENT OF CAPITAL

	€ thousand	Number of shares
A. Share capital		
1. Issued capital		
At the end of the preceding financial year	384,960	25,617,515
Cancellation of own shares	-	(3,017,515)
Capital increase by means of withdrawal from the share premiums account	115,040	-
At the end of the financial year [1]	500,000	22,600,000
2. Structure of the capital		
2.1. Categories of shares [2]		
Ordinary shares	500,000	22,600,000
2.2. Registered shares or bearer shares		
Registered		3,887
Bearer		22,596,113
E. Authorised unissued capital [3]	500,000	

	% capital	Number of shares
G. Shareholder base [4]		
SOCIETE GENERALE DE BELGIQUE S.A., rue Royale 30, 1000 Brussels	28.58	6,458,570
CONTASSUR S.A., Place du Trône 1, 1000 Brussels	0.04	9,326
SGB group	28.62	6,467,896
Other shareholders	67.31	15,211,926
Own shares held by Umicore	4.07	920,178
	100.00	22,600,000

(1) Further to the decision taken at the extraordinary general meeting held on 30 March 2001 the registered capital was converted into EUR 384,959,793.26 and increased to EUR 500,000,000 without any new capital contribution being made and without any new shares being created, by means of incorporating an amount of EUR 115,040,206.74 withdrawn from the share premiums account as stated in the annual accounts for the year ending 31 December 2000.

(2) The VVPR shares were stripped on 26 March 1999, with coupon No. 5 from VVPR shares entitling holders to a sheet of strips and coupon No. 5 from ordinary shares being cancelled.

(3) The extraordinary general meeting held on 30 March 2001 authorised the Board of Directors to increase the capital by an amount of up to EUR 500,000,000 and, consequently, cancelled the remaining balance of the authorised capital approved by the extraordinary general meeting held on 14 May 1997, i.e. BEF 14,471,730,349.

(4) According to the statement of 21 December 2001, disregarding the existence of warrants for a maximum of 126,400 shares attached to five bond issues reserved for the company's senior management that were floated in 1994, 1995, 1996, 1997 and 1998, and for a maximum of 1,105,595 shares attached to stock option plans launched for all the Umicore Group personnel in 1999, 2000 and 2001. Maximum potential dilution if all the options were exercised would be 4.89%. However, this dilution rate would be reduced or cancelled out in the event of the shares currently held by Umicore being used at the time the options were exercised, instead of new shares being created.

Valuation rules

The valuation rules of n.v. Umicore s.a. are the basis and provide the essential guidelines for the valuation rules used by the Umicore Group as described in point VI.a. of the notes to the consolidated accounts.

Brussels, 14 February 2002
The board of directors

Glossary - Financial Definitions

EBIT:
Operating profit (loss) + Group share in profit (loss) from companies consolidated by equity method

EBITDA:
EBIT + depreciation & amortisation + Group share in depreciation & amortisation from companies consolidated by equity method + metal inventory write-downs

Added Value:
Operating income less external operating costs (mainly raw materials and consumables and goods and services) = Operating profit (loss) + remuneration, social security charges and pensions + current depreciation/amortisation charges + write-downs

Return on Capital Employed (ROCE):
EBIT adjusted for securitisation costs / total average capital employed

Capital Expenditure:
Investments in tangible and intangible assets

Capital Employed:
Total equity + net debt bearing interest

Cash Flow before Financing:
Net cash provided by (used in) operating activities + Net cash provided by (used in) investing activities

EPS declared:
Net earnings, Group share / total number of outstanding shares (treasury shares not deducted)

EPS adjusted:
Net earnings before extraordinary items, Group share / total number of outstanding shares (treasury shares not deducted)
The adjustment for extraordinary items assumes no tax effect on extraordinary charges

EPS adjusted before goodwill:
Net earnings before extraordinary items and goodwill amortisation, Group share / total number of outstanding shares (treasury shares not deducted)
The adjustment for extraordinary items assumes no tax effect on extraordinary charges

Price Earnings Ratio (PER):
Closing price / EPS declared

Market Capitalisation:
Closing price x total number of outstanding shares (treasury shares not deducted)

Net financial debt:
Long-term financial debt + short-term financial debt - cash & deposits

VVPR Strips:
The VVPR shares were stripped on 26 March 1999. Coupon No. 5 from VVPR shares entitled holders to a sheet of VVPR strips and coupon No.5 of the ordinary shares was cancelled. In Belgium, each VVPR strip, presented together with the ordinary coupon of the same number (before 30 November in the year of dividend payment), gives the bearer the right to a reduced rate of withholding tax. This currently amounts to a reduction from 25% to 15%

Corporate governance

Board of directors

Working procedures

In accordance with the articles of association, the board of directors is authorised to perform whatever acts are necessary to achieve the company's objects. This includes approving strategic plans and budgets and ensuring that they are duly implemented. It shall take the necessary steps to ensure that the organisational structures meet the company's requirements and that a system of reporting and efficient internal controls exists. It shall ensure that the shareholders and the general public are duly informed.

The board of directors, whose members are appointed by the Annual General Meeting, must comprise at least six members. Their period of office may not exceed six years, but they may be re-elected.

The age limit for directors is set at 67; however, the board may make an exception to this rule in the interests of the company.

The board may only conduct business if the majority of its members are present or represented at the meeting. Decisions are taken by majority vote. In the event of votes being equally divided, the person chairing the meeting shall have the casting vote.

The Ordinary General Meeting of Shareholders of 9 May 2001 approved a total board remuneration of EUR 297,472 for the year 2001. The allocation of the said amount among the board members was decided by the board.

The board of directors met five times in 2001.

The members of the board of directors together hold a total of 5,310 shares. They also hold 29,200 options issued by the company and 50,000 options granted by Société Générale de Belgique. These figures do not include the data for the Chief Executive Officer, as this data is included in the totals reported for the members of the executive committee.

Committees

I. Audit Committee

The Audit Committee consists of three members who are all non-executive directors, two of them being independent directors.

The mission of the Audit Committee is:

› to recommend to the board the statutory auditors to be appointed or dismissed, and their remuneration;

› to approve the annual audit programme;

› to carry out an in-depth examination of the company and consolidated accounts for the year and half year before transmitting them to the board;

› to review with the statutory auditors, the nature, extent and results of their auditing work, and more particularly any remarks or reservations, and recommendations to improve internal controls;

› to review the appropriateness of, and the changes and amendments to, the accounting principles and valuation rules used by the company;

› to review with the chief financial officer and the financial controller the company's control methods and the results thereof.

The chairman of the Audit Committee reports to the board on the results of its work and examinations and, if necessary, makes recommendations.

The Audit Committee's fee is EUR 8,676 per meeting.

II. Nomination and Remuneration Committee

The Nomination and Remuneration Committee consists of three members who are all non-executive directors, one of them being an independent director.

The members should neither be employed by the company, nor have been employed by the company in the previous two years.

The mission of the Nomination and Remuneration Committee is:

› to recommend new directors to the board;

› to recommend to the board the members of the Umicore Management Committee to be appointed or dismissed;

› to recommend a management remuneration policy to the board.

The chairman of the Nomination and Remuneration Committee reports to the board on the results of its work and examinations and makes recommendations.

The Nomination and Remuneration Committee's fee is EUR 6,197 per meeting.

III. Strategy Committee

The Strategy Committee consists of at least five members, appointed by the board.

Its mission is to review the strategic business plans of the Umicore Group, as well as major acquisitions or divestments, and to submit their recommendations to the board of directors.

The Strategy Committee's fee is EUR 8,676 per meeting.

Statutory auditor

PricewaterhouseCoopers, Reviseurs d'Entreprises SCCRL represented by Robert Peirce and Luc Discry.

The auditor's mandate expires at the 2002 Ordinary General Meeting.

Management

Working procedures

In accordance with the provisions of the articles of association, the board of directors has delegated responsibility for the day-to-day management of the company to Mr Thomas Leysen, in his capacity as chief executive officer. In connection with this delegation of responsibility for day-to-day management, the board of directors has decided to set up a management committee, chaired by Mr Thomas Leysen.

Umicore's industrial activities are organised into three business groups:

- the Zinc business group comprising the Zinc Smelting, Zinc Alloying, Building Products and Zinc Chemicals business units;
- the Copper/Precious Metals business group comprising the Copper and Precious Metals business units;
- the Advanced Materials business group comprising the Electro-Optic Materials and Cobalt & Energy Products business units.

Each of these groups is supervised by a business group management committee, which is chaired by an executive vice-president or the chief executive officer.

Committees

Umicore Management Committee

The management committee supervises and co-ordinates the day-to-day management of the company. It submits for approval to the board of directors any proposal concerning acquisitions, investments and disposals involving amounts in excess of EUR 12,500,000.

The management committee has full authority for any decision with respect to matters delegated by the board of directors, in particular decisions connected with the Group's operational organisation, acquisitions, investments and disposals involving amounts of less than EUR 12,500,000.

The members of the management committee together hold a total of 132,400 shares and also hold 113,000 options issued by the company, together with 230,000 options granted by Société Générale de Belgique.

Business Group Management Committees

The business group management committees supervise and co-ordinate the day-to-day management of the business group. They propose the strategy for their business group and decide on matters concerning more than one business unit within that business group.

They have full authority for any investment involving an amount in excess of EUR 500,000 and less than EUR 1,250,000.

All other matters are the responsibility of the various business units.

Legal notes

Company Code - Article 134

During the financial year Umicore requested the statutory auditor to provide assistance and advice on various issues.

The fees paid to the statutory auditor for this work carried out in addition to its auditing assignment amounted to EUR 772,881.

Company Code - Article 523

Prior to the board discussing or taking any decision, Mr Thomas Leysen, declares that he has a direct material interest in the implementation of a third Incentive Stock Option Plan ("ISOP 2002") of which the approval is submitted to the board insofar as Mr Thomas Leysen would be a beneficiary of the said plan. In accordance with Article 523 of the Company Code, Mr Thomas Leysen withdraws and, consequently, is not present during the board's discussions concerning this decision and does not take part in the voting.

The board approves the terms and conditions of the ISOP 2002, which are essentially the same as those of the ISOP 2000 and ISOP 2001, and confers such powers as are necessary on:

- the Nomination & Remuneration Committee in order to designate the beneficiaries of the said plan and to determine the number of options to be offered to each beneficiary; and
- to certain persons for its implementation.

The decision taken by the board of directors will have the following effects on the company's net worth: either, to the extent that the company were to decide to retain the shares it holds today, the financing and opportunity cost of maintaining such shares in its portfolio until the options exercise date, or, to the extent that the company were to decide to sell such shares at a later date, the difference, at the date the options are exercised, between the options exercise price and the market value of the shares that Umicore would have to buy at that date.



Board of directors and management

Board of Directors

Executive Directors

Karel Vinck, 63, Executive Chairman
Before joining Umicore, Karel Vinck was chief executive officer of Eternit and Bekaert. He is presently chairman of the Executive Committee of Sibelco, the worldwide leader in silica and clay. He is also a member of the board of Société Générale de Belgique, Tractebel, Barco, the Catholic University of Leuven and Théâtre Royal de la Monnaie. He is honorary chairman of VEV, the Flemish employers association.

Positions held at Umicore
He has been executive chairman since May 2000 and a director since October 1994; he is also a member of both the Strategy Committee and the Nomination and Remuneration Committee. His present period of office expires at the 2003 Ordinary General Meeting.

Thomas Leysen, 41, Chief Executive Officer
He became chief executive officer of Umicore in 2000, after having held various positions within Umicore and its affiliates. He is also chairman of VUM Media, a newspaper publishing company, chairman of Agoria and a member of the board of KBC Banking and Insurance, Atlas Copco and Alcatel Bell.

Positions held at Umicore
He has been a director and chief executive officer since May 2000; he is also a member of the Strategy Committee. His present period of office expires at the 2003 Ordinary General Meeting.

Non-executive Directors representing shareholders

Etienne Davignon, 69, Vice-Chairman
From 1959 to 1977, Etienne Davignon was Head of the Cabinet of the Belgian Ministry of Foreign Affairs and, from 1969 to 1977, he was responsible for the Political Department of the said Ministry. In 1977, he was appointed Vice-President of the European Commission, in charge of industry, research and energy until the end of 1984. In 1985, he joined Société Générale de Belgique of which he is currently vice-chairman.
Etienne Davignon is a member of the board of Suez, BASF, ICL, Sofina, Solvay and is vice-chairman of Fortis.

Positions held at Umicore
He has been vice-chairman since May 2000 and a director since December 1989; he is also chairman of both the Strategy Committee and the Nomination and Remuneration Committee. His present period of office expires at the 2003 Ordinary General Meeting.

Jean-Pierre Standaert, 55
He started his career at Cimenteries CBR in 1975 and joined Société Générale de Belgique in 1988 where he is currently general manager. In 1998 he became group director for legal and tax affairs at Suez. He is also member of the board of Tractebel.

Position held at Umicore
He has been a director since July 1989. His present period of office expires at the 2003 Ordinary General Meeting.

Independent non-executive Directors

Marc Blanpain, 60
He is chairman of the board of Banque Belgolaise, which is active in 18 African countries. He is chairman of the board of Fortis Banque (France), Banque Mees Pierson BGL (Suisse). He is member of the board of Floridienne, Banque Générale de Luxembourg, ACP, Unibra, Befimmo, Nord-Est and Continentale d'Entreprises and also of several cultural and philantropic associations.

Position held at Umicore
He has been a director since March 1997. His present period of office expires at the 2003 Ordinary General Meeting.

Jean-Luc Dehaene, 61
Jean-Luc Dehaene has occupied several ministerial posts and was Prime Minister of Belgium from 1992 to 1999. He is a member of the board of Interbrew, Telindus, Domo-SBT and Corona-Lotus. He is chairman of the board of the College of Europe (Bruges) and mayor of Vilvoorde.

Positions held at Umicore
He has been a director since October 1999; he is also a member of the Strategy Committee. His present period of office expires at the 2003 Ordinary General Meeting.

Philippe Delaunois, 60
Philippe Delaunois worked in the Belgian steel industry for most of his career, and until 1999 he was managing director of the Cockerill-Sambre group. He is currently chairman of the board of Mediabel, CFE and Mosane, a financial holding company. He is a member of the board of BBL, VUM Media and DEME.

Positions held at Umicore
He has been a director since May 1999; he has been a member of the Strategy Committee since December 1999 and of the Nomination and Remuneration Committee since May 2000. His present period of office expires at the 2002 Ordinary General Meeting.

Arnoud de Pret, 57
Arnoud de Pret was with Morgan Guaranty Trust Company in New York from 1972 until 1978. From 1978 until 1981 he was financial manager of Cockerill-Sambre, and until 1990 he was a member of the Executive Committee of UCB. He was chief financial officer of Umicore from 1991 until May 2000. He is a member of the board of Interbrew.

Positions held at Umicore
He has been a director since May 2000; he is also a member of the Audit Committee. His present period of office expires at the 2003 Ordinary General Meeting.

Jonathan Oppenheimer, 32
Jonathan Oppenheimer is a director of De Beers Consolidated Mines Ltd and heads Producer Relations, Africa. He is also a Director of the De Beers Industrial Diamond Group of companies.

Position held at Umicore
He has been a director since September 2001. His present period of office expires at the 2003 Ordinary General Meeting.

Robert F.W. van Oordt, 65
Robert van Oordt was a consultant and former partner at McKinsey and Cie (1967-1979), chief operating officer and member of the board of Hunter Douglas (1979-1989), chairman of the executive board of Bührmann Tetterode (1990-1993) and of KNP BT (1993-1996) and chief executive officer of Rodamco Europe (2000-2001). He is chairman of the supervisory board of Rodamco Europe, a supervisory director of Draka Holding and a member of the board of Fortis Bank, of Nokia Corporation and of Schering-Plough Corporation.

Positions held at Umicore
He has been a director since May 1997; since that time, he has been a member - and since May 2000 he has been chairman - of the company's Audit Committee. His present period of office expires at the 2003 Ordinary General Meeting.

Klaus Wendel, 58
Until 2000 he was a member of the Executive Committee of Société Générale de Belgique responsible for group control. He is a member of the board of Arbed (Luxembourg) and of Tractebel. He is now an independent consultant in finance and budget control. After a career in finance and budget control with General Electric (USA), Siemens, Cockerill-Sambre and CBR, he joined Société Générale de Belgique in 1988.

Positions held at Umicore
He has been a director since July 1989; he is also a member of the Audit Committee. His present period of office expires at the 2003 Ordinary General Meeting.

› › › › › ›

In September 2001, Mr Pierre Klees, Chief Executive Officer of BIAC (Brussels International Airport Company), retired from the board after 17 years of service during which he brought his wide business experience to bear. The board and the management of Umicore have expressed their gratitude for his wisdom and support through these years.



Management

Management committee

Thomas Leysen, 41
Chief Executive Officer

Thomas Leysen holds a law degree from the University of Leuven. He started his career in the shipping and commodity trading business. He joined Umicore in 1990 and held various executive positions.He became CEO of Umicore in 2000. He is also chairman of VUM Media, chairman of Agoria, and a member of the board of KBC Banking and Insurance, Atlas Copco and Alcatel Bell.

Jos Bosmans, 51
Corporate Vice-President

Supervising: Human Resources
Jos Bosmans holds a degree in Political and Social Sciences from the University of Leuven and a postgraduate degree in business management from the University of Antwerp. He joined Duracell in 1977 where he became International Vice-President Human Resources in 1993. He joined Umicore in 1999 in his present capacity.

Jean-Luc Deleersnyder, 40
Executive Vice-President

Supervising: Zinc business group; Purchasing & Transportation
Jean-Luc Deleersnyder holds a Masters degree in Electromechanical Engineering and a PhD in Operations Management from the University of Ghent. He was an ICM Fellow at the North Carolina State University. He joined McKinsey & Co in 1988 as a management consultant. He joined Umicore in 1995 where he successively occupied the position of head of the Strategy Department and Corporate Vice-President Human Resources. He was appointed to his present position in 1999.

Etienne Denis, 58
Executive Vice-President

Supervising: Umicore Engineering; Umicore Marketing Services/Sogem; Sibeka
Etienne Denis holds a PhD in Science from the University of Leuven. After working at the Université Catholique de Louvain and at Gécamines (Congo) he joined Umicore in 1974 where he held numerous positions over the years. In 1991 he became member of the Executive Committee of the Group and was appointed Executive Vice-President in 1999.

Alain Godefroid, 53
Corporate Vice-President

Supervising: Legal Affairs; Environment, Health & Safety
Alain Godefroid holds a Law doctorate from the University of Brussels (ULB) and a MCJ from the University of Texas in Austin. After working as a lawyer in the United States and in Europe, he joined Umicore in 1978 as Legal Counsel. He was appointed to his present function in 1995.

Marc Grynberg, 36
Chief Financial Officer

Supervising: Finance; Information Systems
Marc Grynberg graduated as a Commercial Engineer at the Solvay Business School of the Brussels University. After several management positions in the finance function at DuPont de Nemours in Brussels and Geneva, he joined Umicore in 1996 as Group Controller. He was appointed CFO in 2000.

Marc Van Sande, 49
Executive Vice-President

Supervising: Advanced Materials business group; Research
Marc Van Sande holds a PhD in Physics from the University of Antwerp as well as an MBA. He joined MHO, a predecessor company of Umicore in 1980, and held several jobs in research, marketing and production. In 1993 he was appointed Vice-President of the Electro-Optic Materials business unit. He was appointed to his present position in 1999.

Operational committee

Thomas Leysen	Chief Executive Officer
Jean-Luc Deleersnyder	Executive Vice-President
Etienne Denis	Executive Vice-President
Marc Van Sande	Executive Vice-President
Marc Grynberg	Chief Financial Officer
Jos Bosmans	Corporate Vice-President
Alain Godefroid	Corporate Vice-President
Thierry Caeymaex	Senior Vice-President Copper
André van der Heyden	Senior Vice-President Zinc Managing Director Padaeng Industry
Guy Beke	Vice-President Purchasing & Transportation
Michel Cauwe	Vice-President Electro-Optic Materials
Stephan Csoma	Vice-President Zinc Chemicals
Edwin D'Hondt	Vice-President Information Systems
Guy Ethier	Vice-President Environment, Health & Safety
Luc Gellens	Vice-President Cobalt & Energy Products
Leo Jacobs	Vice-President Zinc Smelting
Kirk Kirkov	Managing Director Umicore Med
Christian Lemaître	Vice-President Zinc Alloying
Hugo Morel	Vice-President Precious Metals
Michel Moser	Vice-President Corporate Development
Ernst Pleyer	Vice-President Building Products
Freddy Van Grimbergen	Vice-President Umicore Marketing Services
Guido Vermeylen	Vice-President Research

Dividends & financial calendar

Dividends

If the appropriation of profit proposed to you on page 91 of this report is approved, a gross dividend of EUR 1.40 per share will be paid for the financial year 2001, i.e.

- a net dividend of EUR 1.05 after deduction of the 25% withholding tax on presentation of coupon No. 9
- a net dividend of EUR 1.19 after deduction of the 15% withholding tax on presentation of coupon and VVPR strip No. 9

Starting 17 April 2002 Payment of dividends on presentation of coupon No. 9 at the registered offices and branches of the following institutions:

- Fortis Bank
- Artesia Bank
- Banque Bruxelles Lambert
- Banque Degroof
- Dexia
- KBC Bank
- Petercam

Financial calendar

15 February 2002	Press release and final figures for financial year 2001
10 April 2002	General Meeting of Shareholders (financial year 2001)
30 August 2002	Press release and interim results for the first half of 2002
mid February 2003	Press release and final figures for financial year 2002
9 April 2003	General Meeting of Shareholders (financial year 2002)

Additional information

Stock
Euronext Brussels

Financial information
Institutional investors and analysts who wish to obtain additional information may apply to the Investor Relations department at the company's registered office
Contact : Isabelle Michotte
Phone : 32-2-227.71.47
E-mail : isabelle.michotte@umicore.com

Annual report
This report is also available in French and Dutch

Internet
This report can be downloaded from the Umicore Website: www.umicore.com

Registered office
Umicore · Rue du Marais 31 · B-1000 Brussels · Belgium
Phone : 32-2-227.71.11 Fax : 32-2-227.79.00
Internet : www.umicore.com E-mail : info@umicore.com
Brussels Trade Register : 85382 VAT No : BE 401.574.852

Publisher responsible at law
Umicore
Corporate Communication
Contact : Moniek Delvou
Phone : 32-2-227.70.63
E-mail : moniek.delvou@umicore.com

Realisation and Photographs Image Plus

Printing Snoeck-Ducaju & Zoon

n.v. Umicore s.a.
Broekstraat 31 rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com

VAT BE 401 574 852
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Registered Office: Broekstraat 31 Rue du Marais • B-1000 Brussels • Belgium